      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996

                                           REGISTRATION STATEMENT NO. 333-______
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                 W.H. BRADY CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          WISCONSIN                                            39-0178960
       (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification Number)
                         organization)

                            6555 WEST GOOD HOPE ROAD
                           MILWAUKEE, WISCONSIN 53223
                                 (414) 358-6600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                DONALD P. DELUCA
                                 W.H. BRADY CO.
                             SENIOR VICE PRESIDENT
                            6555 WEST GOOD HOPE ROAD
                           MILWAUKEE, WISCONSIN 53223
                                 (414) 358-6600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

           Copies of all communications, including all communications sent to the agent, should be sent to:

                   CONRAD G. GOODKIND, ESQ.                              JEFFREY H. LANE, ESQ.
                       QUARLES & BRADY                                      FOLEY & LARDNER
                  411 EAST WISCONSIN AVENUE                            777 EAST WISCONSIN AVENUE
                  MILWAUKEE, WISCONSIN 53202                           MILWAUKEE, WISCONSIN 53202
                        (414) 277-5305                                       (414) 297-5673

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectuses is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
      TITLE OF EACH CLASS OF SECURITIES          AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING    REGISTRATION
               TO BE REGISTERED                 REGISTERED(1)      PER SHARE(2)        PRICE(2)            FEE
- ----------------------------------------------------------------------------------------------------------------------
Class A Nonvoting Common Stock, Par Value $.01
  per share...................................     3,593,750         $20.125         $72,324,218        $24,940.00
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------

(1) Includes 468,750 shares as to which the Selling Shareholders have granted the Underwriters an option solely to cover over-allotments.

(2) Estimated solely for purposes of calculating the Registration Fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
                         ------------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration
Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURIITES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 21, 1996

PROSPECTUS

                                3,125,000 SHARES

                                W.H. BRADY LOGO

                         CLASS A NONVOTING COMMON STOCK
                           -------------------------

     All of the shares of Class A Common Stock offered to the public hereby are outstanding shares of W.H. Brady Co. which are being sold by the Selling Shareholders as set forth under "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of such shares.

     The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "BRCOA." On May 20, 1996, the last reported sale price for the Class A Common Stock was $21.625 per share, as reported on the Nasdaq National Market. The voting power of the Company is vested in the Class B Common Stock, and the Class A Common Stock has no voting rights, except as may be required by law, unless in each of the three preceding fiscal years certain dividends have not been paid in full. See "Description of Capital Stock."

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                             PRICE           UNDERWRITING        PROCEEDS TO
                                               TO            DISCOUNTS AND         SELLING
                                             PUBLIC         COMMISSIONS(1)     SHAREHOLDERS(2)
- ------------------------------------------------------------------------------------------------
Per Share..............................         $                  $                  $
- ------------------------------------------------------------------------------------------------
Total(3)...............................         $                  $                  $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated to be $250,000, payable by the Selling Shareholders.

(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 468,750 additional shares of Class A Common Stock on the same terms and conditions as set forth above, to cover over-allotments, if any. If all such shares are purchased by the Underwriters, the Selling Shareholders will receive all of the net proceeds from the sale of such shares and the Company will not receive any of such proceeds. If the Underwriters exercise the over-allotment option in full, the total Price to
    Public will be $       , the total Underwriting Discounts and Commissions
    will be $       , and the total Proceeds to Selling Shareholders will be
    $       . See "Underwriting."
                           -------------------------

     The shares of Class A Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if delivered by and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing
shares of Class A Common Stock will be made on or about           , 1996 through
The Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.
           INCORPORATED

                           A.G. EDWARDS & SONS, INC.
                                                              PIPER JAFFRAY INC.
                  THE DATE OF THIS PROSPECTUS IS MAY   , 1996.

                            INDUSTRIAL AND FACILITY
                            IDENTIFICATION PRODUCTS


                  [PHOTO]                             [PHOTO]

- - W.H. Brady Co. wire markers may be used in virtually every industrial and electrical market. The markers resist environmental hazards including heat, abrasion and chemical corrosion.

- - W.H. Brady Co. provides complete printing systems for designing and printing bar-code labels on demand. Systems include a printer, consumable materials and bar-code software.

- - The Company designs and develops printing systems and materials that accommodate a broad spectrum of labeling applications. Systems range from small portable models to larger bench-top units.

- - W.H. Brady Co. produces a large stock of pre-printed pipemarkers made from materials that withstand a wide range of environmental conditions. The Company can also produce custom pipemarker legends with variable information.

                  [PHOTO]                             [PHOTO]


        IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

        IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET (THE "NASDAQ NATIONAL MARKET") IN ACCORDANCE
WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934.  SEE "UNDERWRITING."

                             SAFETY AND REGULATORY
                              COMPLIANCE PRODUCTS


                    [PHOTO]                         [PHOTO]

- - The Company offers a broad range of stock sign products for various purposes and environmental conditions--indoors and out. It also has extensive custom capabilities and offers rapid response to customer orders.

- - W.H. Brady Co. carries a full range of lockout/tagout products to meet the lockout/tagout requirements of health and safety regulatory bodies worldwide.

- - The Company manufactures safety and accident prevention signs which meet standards promulgated by a variety of international safety standards associations. The product line includes printing systems which enable customers to print their own signs on demand.

- - W.H. Brady Co. offers a broad range of asset identification labels. They come in a variety of sizes and colors.

                    [PHOTO]                         [PHOTO]

                                PRODUCTS FOR THE
                        ORIGINAL EQUIPMENT MANUFACTURER

                    [PHOTO]                         [PHOTO]

- - W.H. Brady Co. produces high-quality components and develops materials to meet the specifications of semiconductor manufacturers throughout the world.

      The Company focuses its research and development efforts on applications in the science of surface chemistry, such as coatings, adhesives and physical bonding. This dedication to surface chemistry, in combination with a manufacturing technology oriented to adhesives and graphics, has led to the development of many proprietary release coatings, adhesives and products that are adhesively fastened.

      The Company's precision die-cut tapes are used to seal, insulate, protect, shield or provide other mechanical performance properties in the assembly of electronic, telecommunications and other equipment.



                    [PHOTO]                         [PHOTO]

                             RESEARCH & DEVELOPMENT

                                    [PHOTOS]

Locations

AUSTRALIA                                    ITALY
W.H. Brady Pty. Ltd.                         W.H. Brady, N.V.
2 Pat Devlin Close                           Sales Office
Chipping Norton, NSW 2170                    Via Lazzaroni 7
Australia                                    21047 Saronno VA
                                             Italy
Seton Australia Pty. Ltd.
2 Pat Devlin Close                           Seton Italia Srl
Chipping Norton, NSW 2170                    Via Lazzaroni 7
Australia                                    21047 Saronno VA
                                             Italy
BELGIUM
W.H. Brady, N.V.                             JAPAN
Industriepark Lindestrant 20                 Nippon Brady K.K.
B9240 Zele, Belgium                          Sumitomo Fudosan Shin
                                             Yokohama Bldg. 8F
CANADA                                       2-5-5 Shin Yokohama
W.H. Brady, Inc.                             Kohoku-ku, Yokohama
56 Leek Crescent                             Kanagawa 222, Japan
Richmond Hill, Ontario L4B 1H1
Canada                                       NEW ZEALAND
                                             W.H. Brady Pty. Ltd.
Seton, Inc.                                  Sales Office
56 Leek Crescent                             P.O. Box 100868
Richmond Hill, Ontario L4B 1H1               North Shore Mail Centre
Canada                                       Auckland, New Zealand

ENGLAND                                      SINGAPORE
W.H. Brady Co. Ltd.                          W.H. Brady Pte. Ltd.
Wildmere Industrial Estate                   55 Ayer Rajah Crescent #03-25
Banbury, Oxfordshire, OX16 7JU               Ayer Rajah Industrial Estate
England                                      Singapore 139949

Seton Limited                                SCOTLAND
Canada Close                                 Hirol U.K.
Banbury, Oxon OX16 7RT                       5 Rennie Square
England                                      Brucefield Industrial Estate
                                             Livingston, West Lothian
TechPrint Lettering Systems Limited          Scotland EH54 9DF
Summit House, Brooklands Close,
Sunbury on Thames                            SOUTH KOREA
Middlesex TW16 7eH                           W.H. Brady Co.
England                                      Sales Office
                                             Hanaro B/D 609
FRANCE                                       194-4 Insadong
W.H. Brady S.A.R.L.                          Jongro-Ku
2, Place Marcel Rebuffat                     Seoul, South Korea
BP 362 Parc de Villejust
F-91959 Les Ulis Cedex                       SWEDEN
France                                       Brady AB
                                             Karins Vag 5
Seton S.A.                                   194 54 Upplands Vasby
113, Rue Horace Vernet BP 181                Sweden
59054 Roubaix, France
                                             UNITED STATES
GERMANY                                      W.H. Brady Co. Headquarters
W.H. Brady GmbH                              6555 W. Good Hope Road
Odenwaldstrasse 71                           P.O. Box 571
63322 Rodermark, Germany                     Milwaukee, WI 53201-0571

Seton GmbH                                   Brady USA, Inc.
Otto-Hahn-Str. 5-7                           2221 W. Camden Road
63222 Langen, Germany                        Glendale, WI 53209

HONG KONG                                    2230 W. Florist Avenue
W.H. Brady Co.                               Glendale, WI 53209
Sales Office
Room 702, 7/F                                3328 W. Cameron Avenue
Bank of Communications Bldg.                 Glendale, WI 53209
No. 563 Nathan Road
Kowloon, Hong Kong                           Brady Financial Co.
                                             5150 N. Port Washington Road
                                             Glendale, WI 53217

                                             Brady Precision Tape Co.
                                             N144 W5690 Pioneer Road
                                             Cedarburg, WI 53012

                                             Seton
                                             20 Thompson Road
                                             Branford, CT 06405

                                             The Hirol Company
                                             6500 N.W. 12th Ave., Suite #120
                                             Fort Lauderdale, FL 33309

                                             Varitronic Systems, Inc.
                                             300 Interchange Tower
                                             600 South County Road 18
                                             Minneapolis, MN 55426

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-12730) are incorporated into this Prospectus by reference:

        1. Annual Report on Form 10-K for fiscal year ended July 31, 1995.

        2. Quarterly Reports on Form 10-Q for the quarters ended October 31, 1995, January 31, 1996 and April 30, 1996.

        3. The Company's Current Report on Forms 8-K dated January 5, 1996, January 29, 1996, February 9, 1996, February 27, 1996 and April 18, 1996, all of which relate to Varitronic Systems, Inc.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. The information contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

        The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents). Requests should be directed to W.H. Brady Co., at its principal executive offices, 6555 West Good Hope Road, Milwaukee, Wisconsin 53223, attention: Donald P. DeLuca, telephone
(414) 358-6600.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise indicates, (i) all financial and per share information contained herein has been adjusted for a stock dividend of two shares of Class A Nonvoting Common Stock, par value $.01 per share (the "Class A Common Stock"), on each share of Class A Common Stock and Class B Voting Common Stock, par value $.01 per share (the "Class B Common Stock") (Class A Common Stock and Class B Common Stock collectively referred to as the "Common Stock"), paid December 15, 1995; (ii) references in this Prospectus to "W.H. Brady" or the "Company" and the description of the Company's business refer to W.H. Brady Co. and its consolidated subsidiaries and do not include Varitronic Systems, Inc. ("VSI") and (iii) pro forma consolidated financial data presented herein gives effect to the acquisitions of VSI, The Hirol Company and TechPress II Limited (collectively, the "Recent Acquisitions").

                                  THE COMPANY

OVERVIEW

        W.H. Brady Co. is a leading international manufacturer and marketer of high performance identification solutions and specialty coated materials. The Company's products consist of over 30,000 stock and custom items as well as complete identification systems that are used by the Company's customers to create a safer work environment for employees, improve production and operating efficiencies and increase the utilization of assets through tracking and inventory process controls. Major product categories include: industrial and facility identification products including pipe and valve markers, wire markers, computer printable labels, storage markers, asset identification markers, informational signs, stand-alone printing systems and automatic identification and data collection systems; safety and regulatory compliance products including safety signs, lockout/tagout products and traffic control products; and OEM components including specialty tapes, computer application products and die-cut tapes.

        The Company's markets include a wide variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets. The need for the Company's products is driven by specification of customer engineering departments, by regulatory compliance requirements imposed by agencies such as the Occupational Safety and Health Administration ("OSHA") and the Environmental Protection Agency ("EPA"), or by the need to identify, direct, warn, inform and protect employees and customers. The Company markets and sells its products domestically and internationally through multiple channels including direct sales, distributor sales, mail-order catalog marketing and electronic access through the Internet. The Company has a broad customer base, which in fiscal 1995 consisted of more than 50,000 customers, with the largest customer representing less than 2% of net sales. International sales represented 44.5% of net sales in the first nine months of fiscal 1996 and 41.1%, 37.1% and 32.0% of net sales in fiscal 1995, 1994 and 1993, respectively.

        Management believes the Company's focus on product innovation and continuous product and process improvement has been key to the Company's success. The Company has committed significant resources to research and development, with expenditures of $8.0 million in the first nine months of fiscal 1996 and $10.4 million, $10.3 million and $12.1 million in fiscal 1995, 1994 and 1993, respectively.

        The Company applies its coating and converting expertise to manufacture the majority of the products it sells. However, it also purchases certain products from other manufacturers, often on a proprietary basis. The Company (including VSI) currently operates 14 manufacturing facilities worldwide. Eight are located in the United States and one each in Australia, Belgium, Canada, England, Japan and Singapore. The Company also has sales offices in France, Germany, Hong Kong, Italy, Korea, New Zealand and Sweden.

        The Company seeks to compete in its markets by providing a broad range of high quality, innovative products to a diversified customer base in a prompt and responsive manner as part of its overall business strategy. Key elements of the Company's growth strategy include (i) increasing product penetration in existing markets, (ii) introducing new products for new markets and applications, (iii) geographic expansion in selected markets worldwide and (iv) strategic acquisitions and joint ventures.

        Underlying the Company's business strategy is a firm-wide commitment to enhancing shareholder value by utilizing an incentive system based on economic value-added principles. From fiscal 1993 to fiscal 1995 net sales increased from $243.0 million to $314.4 million while net income increased from $16.9 million to $27.9 million, representing compound annual growth rates of 13.7% and 28.7%, respectively, over this period. Due in part to the Company's aggressive investments in geographic expansion, global information systems and sales and marketing activities, the Company anticipates that its compound annual growth rate in net income over the period from fiscal 1993 to fiscal 1996 will decline relative to the rate referred to above.

        The Company's executive offices are located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223 and its telephone number is (414) 358-6600. The Company's Internet address is http://www.whbrady.com.

RECENT ACQUISITIONS

        On April 8, 1996, the Company completed its acquisition of VSI. VSI develops, manufactures and markets supply-consuming lettering, labeling, signage and presentation systems that enhance the quality, professionalism and effectiveness of a wide range of communications. It also offers a broad range of consumable supplies and accessories that are used with all of its products. Its manufacturing facilities are located in the Minneapolis, Minnesota area. VSI has previously supplied the Company with the Labelizer(R) PLUS and the LabelLite(TM) printers and related supplies. These items accounted for approximately $16.8 million or 5.3% of the Company's fiscal 1995 net sales. In January 1996, the Company acquired The Hirol Company, Fort Lauderdale, Florida ("Hirol"); and, in November 1995, the Company acquired TechPress II Limited, Middlesex, England ("TechPress"). All three acquisitions were cash-for-stock transactions. See "Recent Developments."

                                  THE OFFERING

Class A Nonvoting Common Stock offered by the Selling
  Shareholders...............................................   3,125,000 shares
Class A Nonvoting Common Stock to be outstanding before
  and after the Offering(1)..................................   20,091,100 shares
Class B Voting Common Stock to be outstanding before and
  after the Offering(1)......................................   1,769,314 shares
Total Common Stock to be outstanding before and after the
  Offering(1)................................................   21,860,414 shares
Use of Proceeds..............................................   The Company will not
                                                                receive any proceeds from
                                                                the sale of the shares of
                                                                Class A Nonvoting Common
                                                                Stock (see "Principal and
                                                                Selling Shareholders").
Nasdaq National Market symbol................................   BRCOA

- ----------------------------
(1) Based upon shares of Common Stock outstanding as of May 15, 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 NINE MONTHS ENDED
                                                        YEARS ENDED JULY 31,                         APRIL 30,
                                        ----------------------------------------------------   ---------------------
                                          1991       1992       1993       1994       1995       1995      1996(3)
                                        --------   --------   --------   --------   --------   --------  -----------
                                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales............................ $211,063   $235,965   $242,970   $255,841   $314,362   $231,217    $261,695
  Operating income.....................   20,154     15,341     25,324     29,475     40,585     31,246      28,884
  Net income(1)........................   15,397      5,055     16,856     18,540     27,911     20,577      20,096
PER SHARE DATA:
  Net income per Class A
    Common Share(1)(2)................. $   0.71   $   0.23   $   0.77   $   0.85   $   1.27   $   0.94    $   0.91
  Net income per Class B
    Common Share(1)(2).................     0.67       0.19       0.74       0.81       1.24       0.91        0.88
  Cash dividends per Class A
    Common Share.......................     0.16       0.19       0.20       0.23       0.27       0.20        0.30
  Average Common Shares
    outstanding........................   21,475     21,529     21,584     21,678     21,800     21,791      21,842

                                                              JULY 31,                               APRIL 30,
                                        ----------------------------------------------------   ---------------------
                                          1991       1992       1993       1994       1995       1995       1996
                                        --------   --------   --------   --------   --------   --------  -----------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents............ $ 35,991   $ 28,519   $ 42,366   $ 66,107   $ 89,067   $ 93,696   $  42,787
  Working capital......................   70,883     66,093     77,943    100,023    129,938    126,970     103,575
  Total assets.........................  156,812    173,054    179,901    202,509    230,005    234,048     256,884
  Long-term debt, less current
    maturities.........................    1,982      2,524      1,978      1,855      1,903      1,880       2,031
  Stockholders' investment.............  115,260    119,771    128,068    145,129    170,823    164,874     183,163

- ----------------------------
(1) In fiscal 1992, the cumulative effect of changes in accounting principles resulted in a $3.3 million ($0.16 per share) reduction in net income. The Company also recorded a nonrecurring charge of $6.6 million ($3.8 million after-tax, $0.17 per share) during fiscal 1992, representing a writedown of a portion of its investment in two domestic operations and a loss on the sale of a foreign manufacturing operation.

(2) Net income per share of Class B Common Stock was computed by dividing net income (after deducting the applicable preferred stock dividends and preferential Class A Common Stock dividends) by the weighted average number of shares of Common Stock outstanding. To compute net income per share of Class A Common Stock, the preferential dividend on the Class A Common Stock of $0.03 per share has been added back to the net income per share of Class B Common Stock as computed above.

(3) Includes the results of operations of Hirol, TechPress and VSI from the respective dates of acquisition.

                                  RISK FACTORS

        Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors in evaluating the Company and its business before purchasing the Class A Common Stock offered hereby.

INTERNATIONAL OPERATIONS

        The Company realized approximately 41.1%, 37.1% and 32.0% of its net sales in fiscal 1995, 1994 and 1993, respectively, from operations outside the United States. Variations in the economic or political conditions in the countries with which the Company does business may impact the level of the Company's international sales and profitability. As a result, fluctuations in currency exchange rates can adversely affect the Company's sales, profitability and financial position. The Company engages in limited foreign currency hedging and does not speculate in such currencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

SOURCES OF SUPPLY

        The Company is, in part, dependent upon the continuing availability of products and raw materials provided by single source suppliers. However, no such product accounted for more than 3% of the Company's fiscal 1995 net sales.

VOTING RIGHTS

        Voting control of the Company is vested in the holders of Class B Common Stock. Purchasers of Class A Common Stock will not be entitled to vote on any corporate matters, except upon nonpayment of dividends for three consecutive years and as otherwise required by law. See "Principal and Selling Shareholders" and "Description of Capital Stock."

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

        On April 8, 1996, the Company consummated its acquisition of all of the stock of VSI for approximately $40.7 million in cash.

        VSI, headquartered in Minneapolis, Minnesota, develops, manufactures and markets supply-consuming lettering, labeling, signage and presentation systems that enhance the quality, professionalism and effectiveness of a wide range of communications. It also offers a broad range of consumable supplies and accessories that are used with all of its products. Its manufacturing facilities are located in the Minneapolis area. VSI has previously supplied the Company with the Labelizer(R) PLUS and the LabelLite(TM) printers and related supplies. These items accounted for approximately $16.8 million or 5.3% of the Company's fiscal 1995 net sales. VSI's net sales for the 12 months ended July 31, 1995 were $49.5 million.

        In January 1996, the Company acquired Hirol, based in Fort Lauderdale, Florida for approximately $10.8 million in cash. Hirol manufactures die-cut parts for the electronics, telecommunications and medical testing markets with customers throughout the world. Its products range from plastic and felt parts for cellular phones to radio-frequency shielding products. Hirol's net sales for the 12 months ended July 31, 1995 were $7.4 million. In November 1995, the Company acquired TechPress, based in Middlesex, England for approximately $4.3 million in cash and $0.4 million in a note payable. TechPress operates as TechPrint Systems Limited, marketing a variety of printing systems throughout the United Kingdom. TechPress' net sales for the 12 months ended July 31, 1995 were $12.6 million. The purchase prices of these acquisitions are subject to adjustment based on the final determinations of net worth of the respective companies. In management's opinion, such adjustments, if any, will not be material.

        The purchase prices for the Recent Acquisitions were funded through the use of the Company's cash and cash equivalents.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF VARITRONIC SYSTEMS, INC.

        The following summary consolidated financial information was derived from the consolidated financial statements of VSI. The consolidated financial statements of VSI for each of the fiscal years in the three-year period ended July 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants. The consolidated financial statements of VSI for the six months ended January 31, 1995 and 1996 are unaudited but, in the opinion of management of VSI, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly such information for those periods. Results of interim periods are not necessarily indicative of results to be expected for the year.

                                                                                       SIX MONTHS
                                                                                         ENDED
                                                     YEARS ENDED JULY 31,             JANUARY 31,
                                                 -----------------------------     ------------------
                                                  1993       1994       1995        1995       1996
                                                 -------    -------    -------     -------    -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
     Net sales................................   $45,423    $44,819    $49,525     $23,986    $25,504
     Gross margin.............................    17,874     17,461     16,068       8,859      9,200
     Income from operations...................     3,612      2,580        931(1)    2,050      2,284
     Net income...............................     2,621      1,690        543       1,276      1,501
     Net income per common share..............      0.94       0.65       0.23        0.55       0.65

                                                            JULY 31,
                                                  -----------------------------             JANUARY 31,
                                                   1993       1994       1995                  1996
                                                  -------    -------    -------             -----------
BALANCE SHEET DATA:
     Cash and cash equivalents.................   $   335    $   210    $ 1,347               $ 2,906
     Working capital...........................    16,455     14,466     17,366                18,793
     Total assets..............................    24,037     25,940     27,565                27,424
     Long-term debt, net of current
       maturities..............................        --         --      3,300                 2,800
     Stockholders' equity......................    19,563     18,731     18,580                19,967

- ----------------------------
(1) The historical results of VSI include a charge to earnings of $1,647,000 in fiscal 1995. VSI terminated 42 full-time employees in August 1995 pursuant to a plan of termination in place as of July 31, 1995, and recorded a related charge of $247,000 in general and administrative expenses. A charge of $1,145,000 was recorded in cost of sales to increase inventory valuation reserves, and $255,000 was recorded in marketing and sales expenses to reflect a decrease in the value of certain assets which support a product introduced for sale during fiscal 1995.

SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

        The summary pro forma unaudited consolidated financial information and accompanying notes presented below reflect the results of operations of the Company after giving effect to the Recent Acquisitions as if such transactions had occurred at the beginning of each of the respective periods presented.

        The information presented below should be read in conjunction with the historical financial statements of the Company and VSI filed with the Commission and appearing elsewhere herein or incorporated herein by reference. See also the Company's Current Report on Form 8-K filed April 18, 1996 incorporated herein by reference for a complete presentation of the pro forma unaudited consolidated financial information as of January 31, 1996.

        Management believes that the assumptions used in preparing the information presented below provides a reasonable basis on which to present the pro forma financial data. The information presented below is provided for informational purposes only and should not be construed to be indicative of the Company's results of operations had the Recent Acquisitions been consummated on or as of the dates assumed and are not intended to project the Company's results of operations for any future period or as of any future date. Certain of the pro forma adjustments are based on estimates and may be revised when final information becomes available. In management's opinion, such adjustments, if any, will not be material.

                                                                   YEAR ENDED      NINE MONTHS ENDED
                                                                  JULY 31, 1995      APRIL 30, 1996
                                                                  -------------    ------------------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE
                                                                                 DATA)
INCOME STATEMENT DATA:
     Net sales.................................................     $ 370,749           $292,145
     Operating income(1)(2)....................................        42,736             28,612
     Net income................................................        26,419             18,373
PER SHARE DATA:
     Net income per Class A Common Share.......................         $1.20              $0.83
     Net income per Class B Common Share.......................          1.17               0.80

- ----------------------------
(1) The historical results of VSI include a charge to earnings of $1,647,000 in fiscal 1995. VSI terminated 42 full-time employees in August 1995 pursuant to a plan of termination in place as of July 31, 1995, and recorded a related charge of $247,000 in general and administrative expenses. A charge of $1,145,000 was recorded in cost of sales to increase inventory valuation reserves, and $255,000 was recorded in marketing and sales expenses to reflect a decrease in the value of certain assets which support a product introduced for sale during fiscal 1995.

(2) VSI recorded a charge against earnings during the quarter ended April 30, 1996 aggregating approximately $2,900,000 as a result of expenses incurred in connection with the purchase by W.H. Brady.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

        The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "BRCOA." The following table sets forth, for the periods indicated, the high and low closing sale prices as reported by the Nasdaq National Market.

                                                                             HIGH        LOW
                                                                            ------      ------
FISCAL 1994
  First Quarter..........................................................   $12.33      $11.58
  Second Quarter.........................................................    15.50       12.00
  Third Quarter..........................................................    16.00       14.50
  Fourth Quarter.........................................................    16.33       14.92
FISCAL 1995
  First Quarter..........................................................   $16.33      $15.67
  Second Quarter.........................................................    16.17       15.67
  Third Quarter..........................................................    17.67       15.67
  Fourth Quarter.........................................................    23.83       17.67
FISCAL 1996
  First Quarter..........................................................   $24.52      $23.67
  Second Quarter.........................................................    27.00       21.00
  Third Quarter..........................................................    25.50       19.00
  Fourth Quarter (through May 20, 1996)..................................    22.13       20.00

        On May 20, 1996, the last reported sale price for shares of Class A Common Stock of the Company, as reported on the Nasdaq National Market, was $21.625. As of May 1, 1996, there were 476 registered holders of the Class A Common Stock.

        In fiscal 1994 and 1995, the Company paid cash dividends of $0.23 and $0.27, respectively, per share of Class A Common Stock. The Company paid cash dividends of $0.30 per share of Class A Common Stock through the first three quarters of fiscal 1996. The payment of future dividends is at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the general financial condition of the Company, general business conditions and other factors.

        Before any dividend may be paid on the Class B Common Stock, holders of the Class A Common Stock are entitled to receive an annual, non-cumulative cash dividend of $0.03 per share (subject to an adjustment in the event of future stock splits, stock dividends or similar events involving shares of Class A Common Stock). Thereafter, any further dividend in that fiscal year must be paid on all shares of Class A Common Stock and Class B Common Stock on an equal basis.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

        The following table sets forth selected consolidated financial information of the Company. The income statement data in the table for the three years ended July 31, 1995, and the balance sheet data as of July 31, 1994 and 1995, have been derived from the Company's consolidated financial statements appearing elsewhere herein, which have been audited by Deloitte & Touche LLP, independent auditors. The income statement data in the table for the two years ended July 31, 1992, and the balance sheet data as of July 31, 1991, 1992 and 1993, have been derived from the Company's audited consolidated financial statements which are not included herein. The Company's financial statements and the related selected financial data for the nine months ended April 30, 1995 and 1996 are unaudited but, in the opinion of management of the Company, reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly such information for those periods. Results of interim periods are not necessarily indicative of results to be expected for the year. For a presentation of summary pro forma unaudited consolidated financial information which reflects the Recent Acquisitions, see "Recent Developments--Summary Pro Forma Unaudited Consolidated Financial Information." The following data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."

                                                                                                          NINE MONTHS ENDED
                                                                  YEARS ENDED JULY 31,                        APRIL 30,
                                                  ----------------------------------------------------   -------------------
                                                    1991       1992       1993       1994       1995       1995     1996(3)
                                                  --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales...................................... $211,063   $235,965   $242,970   $255,841   $314,362   $231,217   $261,695
  Operating expenses:
    Cost of products sold........................   96,797    110,130    114,301    118,116    143,634    106,215    122,002
    Research and development.....................    9,176     10,001     12,132     10,318     10,426      7,790      7,999
    Selling, general and administrative..........   84,936     93,931     92,449     97,932    119,717     85,966    102,810
    Nonrecurring charge (credit).................       --      6,562     (1,236)        --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
      Total operating expenses...................  190,909    220,624    217,646    226,366    273,777    199,971    232,811
                                                  --------   --------   --------   --------   --------   --------   --------
  Operating income...............................   20,154     15,341     25,324     29,475     40,585     31,246     28,884
  Other income (expense):
    Investment and other income, net.............    2,845        239        559        837      4,609      3,362      4,009
    Interest expense.............................     (548)      (219)       (54)      (410)      (555)      (293)      (181)
                                                  --------   --------   --------   --------   --------   --------   --------
      Net other income...........................    2,297         20        505        427      4,054      3,069      3,828
                                                  --------   --------   --------   --------   --------   --------   --------
  Income before income taxes and accounting
    changes......................................   22,451     15,361     25,829     29,902     44,639     34,315     32,712
  Income taxes...................................    7,054      6,972      8,973     11,362     16,728     13,738     12,616
                                                  --------   --------   --------   --------   --------   --------   --------
  Income before accounting changes...............   15,397      8,389     16,856     18,540     27,911     20,577     20,096
  Accounting changes.............................       --     (3,334)        --         --         --         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
  Net income(1).................................. $ 15,397   $  5,055   $ 16,856   $ 18,540   $ 27,911   $ 20,577   $ 20,096
                                                  ========   ========   ========   ========   ========   ========   ========
PER SHARE DATA:
  Net income per Class A Common Share(1)(2)......    $0.71      $0.23      $0.77      $0.85      $1.27      $0.94      $0.91
  Net income per Class B Common Share(1)(2)......     0.67       0.19       0.74       0.81       1.24       0.91       0.88
  Cash dividends per Class A Common Share........     0.16       0.19       0.20       0.23       0.27       0.20       0.30
  Average Common Shares outstanding..............   21,475     21,529     21,584     21,678     21,800     21,791     21,842

                                                                        JULY 31,                              APRIL 30,
                                                  ----------------------------------------------------   -------------------
                                                    1991       1992       1993       1994       1995       1995       1996
                                                  --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
  Cash and cash equivalents...................... $ 35,991   $ 28,519   $ 42,366   $ 66,107   $ 89,067   $ 93,696   $ 42,787
  Working capital................................   70,833     66,093     77,943    100,023    129,938    126,970    103,575
  Total assets...................................  156,812    173,054    179,901    202,509    230,005    234,048    256,884
  Long-term debt, less current maturities........    1,982      2,524      1,978      1,855      1,903      1,880      2,031
  Stockholders' investment.......................  115,260    119,771    128,068    145,129    170,823    164,874    183,163

- ----------------------------
(1) In fiscal 1992, the cumulative effect of changes in accounting principles resulted in a $3.3 million ($0.16 per share) reduction in net income. The Company also recorded a nonrecurring charge of $6.6 million ($3.8 million after-tax, $0.17 per share) during fiscal 1992, representing a writedown of a portion of its investment in two domestic operations and a loss on the sale of a foreign manufacturing operation.
(2) Net income per share of Class B Common Stock was computed by dividing net income (after deducting the applicable preferred stock dividends and preferential Class A Common Stock dividends) by the weighted average number of shares of Common Stock outstanding. To compute net income per share of Class A Common Stock, the preferential dividend on the Class A Common Stock of $0.03 per share has been added back to the net income per share of Class B Common Stock as computed above.
(3) Includes the results of operations of Hirol, TechPress and VSI from the respective dates of acquisition.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF THE COMPANY

        The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information of the Company above, and the consolidated financial statements and related notes thereto, which appear elsewhere in this Prospectus.

OVERVIEW

        Between fiscal 1993 and 1995, the Company experienced net sales growth and reduced cost of products sold and operating expenses as percentages of net sales and made significant improvements in productivity and asset utilization through the successful implementation of a team-oriented approach to quality, growth and cost reduction. To further enhance teamwork, in February 1995 the Company's divisions and international subsidiaries were realigned into three global groups, each headed by a new Group Vice President. The groups are (i) the Identification Systems and Specialty Tapes Group ("ISST"), (ii) the Seton Group ("Seton") and (iii) the Graphics Group, formerly the Signmark(R) Group ("Graphics").

        During fiscal 1996, to implement the Company's growth strategy discussed below, the Company increased expenditures related to geographic expansion, global information systems and sales and marketing activities. The Company was unable to capitalize those expenditures, and, as a result, selling, general and administrative expenses as a percentage of net sales increased to 39.3% for the first nine months of fiscal 1996, compared to 37.2% for the same period in fiscal 1995. Management believes that these investments will solidify the Company's competitive position and assist the Company in building a base for sustainable long-term growth.

        The Company's growth strategy is focused on four key elements: increasing product penetration in existing markets; introducing new products for new markets and applications; geographic expansion in selected markets worldwide; and strategic acquisitions and joint ventures.

        To increase product penetration in existing markets, the Company hired approximately 200 sales, marketing and support personnel worldwide through the first nine months of fiscal 1996.

        The Company introduced several new products in fiscal 1996, including label materials, software, a new line of tapes and two new printing systems. The Einsign(TM) Smart Sign-Making System, which enables customers to produce high-quality signs using Company-developed software and a palmtop computer and laser-printing technology, was launched in January 1996. The product was named the Product of the Year by Plant Engineering Magazine.

        In January 1996, Seton-France mailed Dutch and French versions of a safety and facility identification catalog into Belgium, the Company's first catalog effort in the country. Seton-Italy mailed a new catalog in Italy, its third catalog mailing since being formed in fiscal 1995. Seton in the United States mailed a new full-line catalog in December 1995 which included 90 new products (replacing 70 older products). Currently, Seton and ISST are jointly involved in establishing an operation in Brazil.

        The Company completed the acquisitions of TechPress in November 1995, Hirol in January 1996 and VSI in April 1996. See "Recent Developments."

RESULTS OF OPERATIONS

        The following table sets forth the percentage of certain income statement items to net sales derived from the Company's consolidated statements of income and the percentage changes in the dollar amounts of such items as compared to prior periods:

                                                                                   PERCENTAGE CHANGE
                                                                            -------------------------------
                                                                                                NINE MONTHS
                                     PERCENTAGE OF NET SALES                  YEARS ENDED          ENDED
                          ---------------------------------------------        JULY 31,          APRIL 30,
                                                          NINE MONTHS       ---------------     -----------
                            YEARS ENDED JULY 31,        ENDED APRIL 30,     1994      1995         1996
                          -------------------------     ---------------     OVER      OVER         OVER
                          1993      1994      1995      1995      1996      1993      1994         1995
                          -----     -----     -----     -----     -----     -----     -----     -----------
Net sales................. 100.0%   100.0%    100.0%    100.0%    100.0%      5.3%     22.9%        13.2%
Cost of products sold.....  47.0     46.2      45.7      45.9      46.6       3.3      21.6         14.9
Research and
  development.............   5.0      4.0       3.3       3.4       3.1     (15.0)      1.0          2.7
Selling, general and
  administrative..........  38.1     38.3      38.1      37.2      39.3       5.9      22.2         19.6
Nonrecurring (credit).....  (0.5)      --        --        --        --        --        --           --
Total operating
  expenses................  89.6     88.5      87.1      86.5      89.0       4.0      20.9         16.4
Operating income..........  10.4     11.5      12.9      13.5      11.0      16.4      37.7         (7.6)
Other income (expense)....   0.2      0.2       1.3       1.3       1.5     (15.4)    849.4         24.7
Income before income
  taxes...................  10.6     11.7      14.2      14.8      12.5      15.8      49.3         (4.7)
Income taxes..............   3.7      4.4       5.3       5.9       4.8      26.6      47.2         (8.2)
Net income................   6.9      7.2       8.9       8.9       7.7      10.0      50.5         (2.3)

          Nine Months Ended April 30, 1996 Compared to Nine Months Ended April 30, 1995

        For the nine months ended April 30, 1996, revenues of $261,695,000 were 13.2% higher than the same period last year. Net sales of the Company's international operations increased 25.4% for the nine months ended April 30, 1996 as a result of real growth through continued market penetration in Europe and the Far East, the acquisition of TechPress in November 1995 and fluctuations in the exchange rates used to translate financial results into U.S. currency. Net sales of the Company's U.S. operations increased 5.0% for the nine months ended April 30, 1996 primarily due to the acquisitions of VSI and Hirol in April 1996 and January 1996, respectively.

        The cost of products sold as a percentage of net sales increased to 46.6% for the nine months ended April 30, 1996 from 45.9% for the same period in 1995, due to changes in product mix and the Recent Acquisitions. Selling, general and administrative expenses as a percentage of net sales increased to 39.3% for the nine months ended April 30, 1996 compared to 37.2% for the same period last year. These increases reflect the Company's ongoing investment in sales and marketing activities and in building its global information-technology infrastructure. Research and development expenses increased 2.7% for the nine months ended April 30, 1996 over the same period last year.

        Operating income was $28,884,000 for the nine months ended April 30, 1996 compared to $31,246,000 for the same period last year as a result of the increased selling, general and administrative expenditures and the increased cost of products sold mentioned above.

        Investment and other income for the nine months ended April 30, 1996 included $1,750,000 ($950,000 after-tax) representing the gain on the sale of a building in Germany during the first fiscal quarter. Investment and other income for the nine months ended April 30, 1995 included approximately $1,500,000 ($900,000 after-tax) from the sale of two businesses and two buildings. As a result of the use of cash and cash equivalents to fund the Recent Acquisitions, the Company expects interest income will decrease during the fourth quarter of fiscal 1996 relative to each of the first three quarters of fiscal 1996. Income before income taxes decreased 4.7% for the nine months ended April 30, 1996.

        The effective tax rate for the nine months ended April 30, 1996 was 38.6% compared to 40.0% for the nine months ended April 30, 1995.

        Net income for the nine months ended April 30, 1996 decreased 2.3% to $20,096,000 from $20,577,000 for the same period last year.

        Year Ended July 31, 1995 Compared to Year Ended July 31, 1994

        Net sales for fiscal 1995 increased by $58,521,000 or 22.9% over fiscal 1994. Net sales of the Company's international subsidiaries increased 36.3%, 24.3% as a result of real growth through continued market penetration in Europe and the Far East and new Seton subsidiaries in Australia and Italy. Translation into U.S. currency resulted in an additional 12.0% increase in international sales due to favorable exchange rates during the year. Net sales of the Company's U.S. operations increased 15.0%, primarily from new product introductions such as the I.D. Pro(TM) Wire Marker Printer. This U.S. sales increase was achieved despite the divestiture of two businesses during the year that had combined net sales of $7,943,000 in fiscal 1995 and $10,901,000 in fiscal 1994.

        The cost of products sold decreased from 46.2% of net sales to 45.7% of net sales as a result of changes in product mix and manufacturing efficiencies from the Company's continuous-improvement efforts. Selling, general and administrative expenses as a percentage of net sales decreased slightly from 38.3% to 38.1% of net sales, as the Company's continuing cost-control efforts more than offset the costs associated with new product introductions and the new Seton start-ups. Research and development increased 1.0% over fiscal 1994, but declined as a percentage of net sales.

        Investment and other income for fiscal 1995 included $2,033,000 representing the gain on the divestiture of two domestic manufacturing operations and the sale of certain real estate. Interest income increased by $1,190,000 over fiscal 1994 because of increased levels of investment and higher rates.

        Income before income taxes for the two businesses divested in fiscal 1995 was a loss of $1,098,000 compared to fiscal 1994's full year loss of $4,283,000.

        The Company's income before income taxes increased to $44,639,000, an increase of 49.3% compared to fiscal 1994's $29,902,000.

        Net income was positively impacted by a decrease in the effective tax rate from 38.0% for fiscal 1994 to 37.5% for fiscal 1995. This was primarily caused by a lower effective state tax rate.

        Net income for the year increased 50.5% to $27,911,000 for fiscal 1995, compared to $18,540,000 for fiscal 1994, because of the factors cited above.

        Year Ended July 31, 1994 Compared to Year Ended July 31, 1993

        Net sales for fiscal 1994 increased by $12,871,000 or 5.3% over fiscal 1993. Net sales of the Company's international subsidiaries increased 22.1% as a result of real growth through continued market penetration in Europe and the Far East offset by changes in the exchange rates used to translate financial results into U.S. currency. This foreign exchange effect resulted in a 6.5% overall decrease in international net sales. Net sales of the Company's U.S. operations decreased 2.6% because of the divestiture of three businesses in fiscal 1993. Comparing only continuing operations, net sales of the Company's U.S. operations increased 6.1% primarily as a result of the introduction of new products.

        The cost of products sold decreased from 47.0% of net sales to 46.2% of net sales as a result of changes in product mix, the divestiture of three businesses last year and increased manufacturing efficiencies from the Company's continuous-improvement efforts. Selling, general and administrative expenses as a percentage of net sales increased from 38.1% to 38.3% as a result of costs attributable to the introduction of new products. The completion of certain product development projects in fiscal 1993 caused research and development expenses to decrease 15.0% in fiscal 1994.

        In fiscal 1993, the Company recorded a nonrecurring credit of $1,236,000 ($742,000 after-tax) primarily representing the gain on the divestiture of three domestic operations.

        Income before income taxes increased to $29,902,000 in fiscal 1994, an increase of 15.8% compared to $25,829,000 in fiscal 1993, largely as a result of improved performance in the Company's international operations.

        Net income was negatively impacted by an increase in the effective tax rate from 34.7% in fiscal 1993 to 38.0% in fiscal 1994. The lower effective tax rate in fiscal 1993 was due to the reversal of a $730,000 provision for future settlement relating to the amortization of customer lists which was established in fiscal 1992 and favorably resolved in fiscal 1993. Eliminating the effect of this adjustment, the effective tax rate for fiscal 1993 would have been 37.6% compared to 38.0% for the current fiscal year.

        Net income for the year increased 10.0% to $18,540,000 for fiscal 1994, compared to $16,856,000 for fiscal 1993, because of the factors cited above.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's liquidity remains strong. Cash and cash equivalents decreased to $42,787,000 at April 30, 1996 from $89,067,000 at July 31, 1995, mainly due to the acquisitions of TechPress, Hirol and VSI. Primarily because of the use of cash and cash equivalents to fund the acquisition of VSI, working capital decreased to $103,575,000 at April 30, 1996 from $129,938,000 at July 31, 1995.

        The Company has maintained significant cash balances due in large part to its strong operating cash flow, which totaled $18,803,000 for the nine months ended April 30, 1996, $21,552,000 for fiscal 1995 and $33,068,000 for fiscal
1994. Capital expenditures were $7,494,000 in the nine months ended April 30, 1996, $8,114,000 in fiscal 1995 and $6,466,000 in fiscal 1994. Financing activities, primarily the payment of dividends to the Company's shareholders, consumed $6,786,000 of cash in the first nine months of fiscal 1996, $4,659,000 in fiscal 1995 and $4,214,000 in fiscal 1994.

        Long-term debt as a percentage of long-term debt plus stockholders' investment was 1.1% at each of April 30, 1996 and July 31, 1995. The Company continues to seek opportunities to invest in new products and new markets and in strategic acquisitions and joint ventures which fit its growth strategy. The Company believes that its cash and cash equivalents and the cash flow it generates from operating activities are adequate to meet the Company's current investing and financing needs.

INFLATION

        Essentially all of the Company's revenue is derived from the sale of its products in highly competitive markets. Because prices are influenced by market conditions, it is not always possible to fully recover cost increases through pricing. Changes in product mix from year-to-year and timing differences in instituting price changes make it virtually impossible to accurately define the impact of inflation on profit margins.

RECENT ACCOUNTING PRONOUNCEMENTS

        FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and FAS No. 123, "Accounting for Stock-based Compensation" were issued in 1995. The statements are not expected to have a material impact on the Company. The Company intends to continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 as allowed by FAS No. 123.

                                    BUSINESS

OVERVIEW

        W.H. Brady is a leading international manufacturer and marketer of high performance identification solutions and specialty coated materials. The Company's products consist of over 30,000 stock and custom items as well as complete identification systems that are used by the Company's customers to create a safer work environment for employees, improve production and operating efficiencies and increase the utilization of assets through tracking and inventory process controls. Major product categories include: industrial and facility identification products; safety and regulatory compliance products; and OEM components.

        The Company's markets include a wide variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets. The need for the Company's products is driven by specification of customer engineering departments, by regulatory compliance requirements imposed by agencies such as OSHA and the EPA, or by the need to identify, direct, warn, inform and protect employees and customers. The Company markets and sells its products domestically and internationally through multiple channels including direct sales, distributor sales, mail-order catalog marketing and electronic access through the Internet. The Company has a broad customer base, which in fiscal 1995 consisted of more than 50,000 customers, with the largest customer representing less than 2% of net sales. International sales represented 44.5% of net sales in the first nine months of fiscal 1996 and 41.1%, 37.1% and 32.0% of net sales in fiscal 1995, 1994 and 1993, respectively.

BUSINESS STRATEGY

        W.H. Brady's objective is to be the leading source of high performance identification products and specialty coated materials to niche markets worldwide. The Company expects to accomplish this objective by offering a broad range of high quality, innovative products to a widely diversified customer base in a prompt and responsive manner. Underlying the Company's business strategy is a Company-wide commitment to enhancing shareholder value. The Company's long-term focus on activities that will create sustainable value for its shareholders drives decision making at all levels of the Company. The majority of the Company's employees participate in an incentive plan that is focused upon the creation of shareholder value. This incentive plan serves to motivate employees, foster a team-oriented work environment and maximize the utilization of assets. Key elements of the Company's business strategy include:

        Product innovation. The Company continually seeks to improve existing products and to develop innovative products to satisfy its customers' requirements and expectations. W.H. Brady's commitment to product innovation is reflected in research and development efforts that include two facilities and approximately 100 employees primarily dedicated to research and development activities.

        Breadth of product line. The Company's products include over 30,000 stock items and a wide variety of custom items. The number of products offered allows W.H. Brady to serve as a one-stop shopping network for its customers. Additionally, management believes that the Company competes in a broader range of identification markets than any of its competitors.

        Focus on customers. The Company seeks to provide "seamless" customer service and to offer rapid response to customer orders and inquiries. To meet this goal, the Company has streamlined its manufacturing processes to shorten lead-times and has increased its investment in telecommunications and management information systems worldwide.

        Niche markets. The Company strives to be a major player in niche markets that allow the Company to leverage its capabilities in specialty materials, die-cut parts and distributed printing systems. By focusing on specific markets and value-added product applications, the Company has established leading positions in the electrical and safety markets with certain of its products such as wire and pipe markers and safety signs.

GROWTH STRATEGY

        The major elements of the Company's strategy for growth include:

        Increased market penetration. The Company seeks to increase market penetration in existing domestic and international markets through new product development and increased sales and marketing efforts. To achieve this objective, the Company is actively expanding its current sales force and is pursuing additional niche distribution channels.

        Geographic expansion. W.H. Brady's international sales have increased from $50,707,000 or 26.5% of net sales in fiscal 1990 to $129,239,000 or 41.1%
of net sales in fiscal 1995. The Company believes that international markets continue to represent a significant growth opportunity. Accordingly, the Company is actively seeking to increase its penetration in established markets in Europe, Japan, Hong Kong and Korea and to enter new emerging markets elsewhere in the Pacific Rim and in Latin America.

        New products and new markets. The Company seeks to leverage its strong product innovation and development activities by introducing new products and by exploring new applications for its products in existing and new markets.

        Strategic acquisitions and joint ventures. W.H. Brady's recent growth has occurred principally through innovative product development and improvement, market expansion and increased market penetration. Although the Company intends to continue such internal growth, the Company also intends, where practical, to fill product lines or market sectors, open new geographic markets and strengthen systems offerings through the pursuit of strategic acquisitions and joint ventures.

PRODUCTS

        The Company's products consist of over 30,000 stock and custom items as well as complete identification systems that are used by the Company's customers to create a safer work environment for employees, improve production and operating efficiencies and increase the utilization of assets through tracking and inventory process controls. Major product categories include: industrial and facility identification products including pipe and valve markers, wire markers, computer printable labels, storage markers, asset identification markers, informational signs, stand-alone printing systems and automatic identification and data collection systems; safety and regulatory compliance products including safety signs, lockout/tagout products and traffic control products; and OEM components including specialty tapes, computer application products and die-cut tapes.

        Many of the Company's stock products were originally designed, developed and manufactured as custom products for a specific purchaser. However, such products have frequently developed wide industry acceptance and become stock items offered by the Company through mail-order and distributor sales. The Company's most significant types of products are described below.

INDUSTRIAL AND FACILITY IDENTIFICATION PRODUCTS

     Pipe and Valve Markers

          The Company manufactures both self-adhesive and mechanically applied stock and custom designed pipe markers and plastic and metal valve tags for the identification of piping and control valves. These products are designed to help identify and provide information as to the contents, direction of flow and special hazardous properties of materials contained in piping systems and to facilitate repair or maintenance of the system.

     Wire Markers

          W.H. Brady offers a broad range of wire-marking products. These products help mark and identify wires, cables and other potential hazards. Such products may be utilized in virtually every industrial and electrical market to specify the origination or destination of wiring and to facilitate repair or maintenance of wiring systems.

     Computer Printable Labels

          W.H. Brady offers a complete line of printable labels that are compatible with the thermal transfer, laser and dot matrix printers sold by the Company. The products are used primarily by industrial customers to print identification labels on-site using personal computers.

     Storage Markers

          The Company produces signs, self-adhesive and self-aligning die cut numbers and letters used for the systematic identification of facilities, bins and shelving. Storage marker products are primarily used by industrial companies in factories, warehouses, stockrooms and other facilities.

     Asset Identification Markers

          W.H. Brady offers a wide range of asset identification products to its industrial and commercial customers. These include self-adhesive or mechanically mounted labels made of aluminum, brass, stainless steel, polycarbonate, vinyl, polyester, mylar and paper. These products are also offered in tamper-evident varieties.

     Informational Signs

          The Company produces a wide range of informational signs for both indoor and outdoor use. These signs are utilized by a broad range of industrial and commercial customers and are available in Braille and with other features for compliance with the Americans with Disabilities Act ("ADA") regulations. Signs may be stock items or custom ordered for any informational requirement.

     Stand-Alone Printing Systems

          The Company designs and develops computer software, portable printers, lettering machines and other electromechanical devices to serve the growing and specialized needs of customers. Industrial labeling systems, tapes, ribbons and label stocks provide customers with the resources and flexibility to produce signs or labels on demand at their site.

     Automatic Identification and Data Collection Systems

          W.H. Brady's automatic identification and data collection systems allow accurate tracking of manufacturing, warehousing, receiving and shipping data. The Company's software applications, fixed station terminals, high-speed printers and associated customized consumable products allow its customers to have a higher degree of knowledge and control over asset management and all phases of inventory control, including receiving, warehousing, work-in-process, finished goods and shipping.

     Other

          The Company also offers bar-coding products and readers, sign making kits, stenciling materials, barricading products, visual warning systems and floor marking products.

SAFETY AND REGULATORY COMPLIANCE PRODUCTS

     Safety Signs

          The Company manufactures safety and accident prevention signs for use in a broad range of industrial, commercial, governmental and institutional applications. These signs are either self-adhesive or mechanically mounted, are designed for both indoor and outdoor use and are manufactured to meet standards promulgated by the National Safety Council, OSHA and a variety of industry associations. The Company's sign products are categorized by type of message to be conveyed, including admittance, directional and exit signs; electrical hazard warnings; energy conservation messages; fire protection and fire equipment signs; hazardous waste labels; hazardous and toxic material warning signs; personal hazard warnings; housekeeping and operational warnings; pictograms; radiation and laser signs; safety practices signs and regulatory markings.

     Lockout/Tagout Products

          W.H. Brady offers a wide variety of lockout/tagout products. Under current OSHA regulations, all energy sources must be "locked out" while machines are being serviced or maintained. The Company's products allow its customers to comply with these regulations and to ensure worker safety for a wide variety of energy and fluid transmission systems and operating machinery.

     Traffic Control Products

          The Company offers a wide variety of traffic control devices, including directional and warning signs, barriers and cones and other traffic control devices.

     Other

          The Company also offers safety hard-hat labels, safety badges, photo identification kits, ergonomic products, first aid cabinets/kits, body harnesses, anti-slip coatings and alarm security systems, among others.

OEM COMPONENTS

     Specialty Tapes

          The Company's OEM component products include specialty tapes and related products that are used in a variety of audio, video and computer applications, as well as surface mount technology products. These specialty tape products are characterized by high performance adhesives, most of which are formulated by the Company, to meet high-tolerance requirements of the industries in which they are used.

     Computer Application Products

          The Company's computer application products include reinforcing rings for floppy discs and components of micro-floppy discs. Its audio industry products include cassette leader and splicing tapes and conductive splicing tapes. Video products include splicing and leader tapes, conductive/reflective sensing tapes and other specialty components used in video cassettes. The Company's leadframe tape and electronic adhesive film are used within semiconductors to reinforce and/or bond components while its surface mount carrier and cover tapes are used to package surface-mounted-device electronic components.

     Die-Cut Tapes

          The Company's precision die-cut tapes are used to seal, insulate, protect, shield or provide other mechanical performance properties in the assembly of electronic, telecommunications and other equipment.

OTHER PRODUCTS

          The Company also sells a variety of other products, none of which individually accounts for a material portion of its sales, including: temperature indicating labels, hospital and clinical labels, packing and shipping goods, name plates and quality and production control products, among others.

MARKETING AND SALES

        The Company's products are sold in a wide variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets. W.H. Brady has a diverse customer base that consisted of over 50,000 customers in fiscal 1995. No material part of the Company's business is dependent upon a single customer or group of customers, and the loss of a particular customer would have no material adverse effect upon the Company's business. In fiscal 1995, no single customer accounted for more than 2% of the Company's net sales.

        The Company seeks to offer the right product with rapid response times and superior service so that it can provide solutions to the customer that are better, faster and more economical than those available from competitors or on a do-it-yourself basis. The Company uses multiple distribution channels to help meet these objectives. The Company markets and sells its products domestically and internationally through multiple channels including direct sales, distributor sales, mail-order catalog marketing and electronic access through the Internet. The Company currently has over 2,500 established relationships with a broad range of electrical, safety, industrial and other domestic and international distributors. To support its distribution network, the Company employs a 330 person internal sales force. The Company's sales force seeks to establish and foster ongoing relationships with the end-users (and distributors) by providing technical support and product application advice.

        The Company also direct markets its products and those of other manufacturers by catalog sales in both domestic and international markets. Such products include industrial and facility identification products, safety and regulatory compliance products and OEM component products, among others. International catalog operations are conducted through offices in Canada, Italy, Australia, Sweden, Germany, France and England and include foreign language catalogs. Currently, the Company's Seton and ISST groups are jointly establishing a catalog operation in Brazil.

MANUFACTURING PROCESSES AND RAW MATERIALS

        The Company manufactures the majority of the products it sells, while purchasing certain items such as printers and related supplies from other manufacturers, often on a proprietary basis. Products manufactured by the Company generally require a high degree of precision and the application of adhesives with chemical and physical properties suited for specific uses. The Company's manufacturing processes include compounding, coating and converting. The compounding process involves the mixing of chemical batches for primers, top coatings and adhesives, in solvent- or water-based materials. The coatings and adhesives are applied to a wide variety of materials including paper, metal and metal foil, plastic film and cloth. The converting process may include embossing, perforating, laminating, die cutting or slitting. The Company also utilizes various graphic techniques to print or mark the materials as required.

        The Company seeks to optimize the performance, quality and durability of its products, while continually improving manufacturing processes, shortening lead times and lowering manufacturing costs. The Company produces the majority of its own adhesive stocks and top-coated materials through an integrated manufacturing process. These integrated manufacturing processes permit it to achieve greater flexibility in product design and manufacture and to improve its ability to provide specialized products designed to meet the needs of specific applications. W.H. Brady's "cellular" manufacturing processes and "just-in-time" inventory control allow it to attain profitability in small orders by emphasizing flexibility and the maximization of assets through quick turn-around and delivery. Most of the Company's manufacturing facilities have received ISO 9001 or 9002 registration.

        The materials used in the products manufactured by the Company consist primarily of paper, plastic sheets and films (primarily polyesters and polycarbonates), metal and metal foil, cloth, fiberglass, inks, dyes, adhesives, pigments, natural and synthetic rubber, organic chemicals, polymers and solvents. The Company purchases its raw materials from many suppliers and is not dependent upon any single supplier for any of its base supply materials.

        The Company (including VSI) currently operates 14 manufacturing facilities worldwide. Eight are located in the United States, and one each in Australia, Belgium, Canada, England, Japan and Singapore. The Company's primary research facility of approximately 30,000 square feet is located in Milwaukee, Wisconsin. The Company's present operating facilities contain a total of approximately 960,000 square feet of space. All of the Company's facilities are owned by the Company, except for a total of approximately 400,000 square feet of leased space. The Company believes that its equipment and facilities are modern, well maintained and adequate for its present needs.

TECHNOLOGY AND PRODUCT DEVELOPMENT

        The Company focuses its research and development efforts on applications in the science of surface chemistry, such as coatings, adhesives and physical bonding. This dedication to surface chemistry, in combination with a manufacturing technology oriented to adhesives and graphics, has led to the development of many proprietary release coatings, adhesives and products that are adhesively fastened.

        The Company possesses patents covering various aspects of adhesive chemistry, electronic circuitry, computer-generated wire markers, and systems for aligning letters and patterns. Although the Company believes that its patents are a significant factor in maintaining its market position as to certain products, technology in the areas covered by many of the patents is evolving rapidly and may limit the value of such patents. The Company's business is not dependent on any single patent or group of patents.

        The Company conducts most of its research and development activities at its approximately 30,000 sq. ft. Fredric S. Tobey Research and Innovation Center in Milwaukee, Wisconsin. The Company spent $8.0 million for the first nine months in fiscal 1996 and $10.4 million, $10.3 million and $12.1 million in fiscal 1995, 1994 and 1993, respectively, on its research and development activities, all of which were Company sponsored. In fiscal 1995, approximately 100 employees were engaged in research and development activities for the Company. Additional research projects were conducted under contract with universities, other institutions and consultants.

INTERNATIONAL OPERATIONS

        W.H. Brady's international sales have increased from $50,707,000 or 26.5% of net sales in fiscal 1990 to $129,239,000 or 41.1% of net sales in fiscal 1995. For the first nine months of 1996, international sales accounted for 44.5% of net sales and in fiscal 1995, 1994 and 1993, international sales accounted for 41.1%, 37.1% and 32.0%, respectively, of the Company's net sales. The Company's global infrastructure now supports sales and operations through subsidiaries in Australia, Belgium, Canada, England, France, Germany, Italy, Japan, Singapore and Sweden and sales offices in Hong Kong, Italy, Korea and New Zealand. Several of these locations manufacture or have the capability to manufacture certain of the products they sell. The Company opened new facilities in Australia, England, Italy and Sweden in 1995 and 1996, and the Company expects to continue to expand its international operations as appropriate.

COMPETITION

        The markets for most of the Company's products are highly competitive. However, the Company believes that it is the leading domestic producer of self-adhesive wire markers, pipe markers, audio and video leader and splicing tapes and reinforcing rings for floppy disks and believes that it is a leading domestic producer of safety signs. The Company competes for business principally on the basis of product quality, performance, range of products offered and to a lesser extent on price. Product quality is determined by factors such as suitability of component materials for various applications, adhesive properties, graphics quality, durability, product consistency and workmanship. Competition in many of the Company's product markets is highly fragmented, ranging from smaller companies offering only one or a few types of products to some of the world's major adhesive and electrical product companies offering a wide range of competing products. A number of the Company's competitors are larger than the Company and have greater resources. Notwithstanding the resources of these competitors, management believes that the Company competes in a broader range of identification markets than any of its competitors.

ENVIRONMENT

        At present, the manufacturing processes for the Company's adhesive-based products utilize certain evaporative organic solvents which, unless controlled, would be vented into the atmosphere. Emissions of these substances are regulated at the federal, state and local levels. During the past several years, the Company has implemented a number of procedures to reduce atmospheric emissions and/or to recover solvents.

LEGAL PROCEEDINGS

        The Company is, and may in the future be, party to litigation arising in the course of its business. The Company is not a party to any material pending legal proceedings.

EMPLOYEES

        As of April 30, 1996, the Company (including VSI) employed approximately 2,400 individuals. The Company has never experienced a material work stoppage due to a labor dispute, is not a party to any labor contracts and considers its relations with employees to be excellent. To meet present and future labor requirements, the Company maintains an active college recruiting program for sales, technical and administrative personnel.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

          NAME                AGE                              POSITION
- -------------------------     ---      --------------------------------------------------------
Katherine M. Hudson......     49       President, Chief Executive Officer and Director
Donald P. DeLuca.........     55       Senior Vice President, Treasurer,
                                       Assistant Secretary and Director
Mary T. Arnold...........     53       Vice President, Research and Development
Richard L. Fisk..........     52       Vice President, Seton Group
David R. Hawke...........     41       Vice President, Graphics Group
David W. Schroeder.......     40       Vice President, ISST Group
James M. Sweet...........     42       Vice President, Human Resources
Peter J. Lettenberger....     58       Secretary and Director
William H. Brady III.....     53       Director
Elizabeth B. Lurie.......     50       Director
Robert C. Buchanan.......     56       Director
Roger D. Peirce..........     58       Director
Richard A. Bemis.........     55       Director
Frank W. Harris..........     54       Director
Gary E. Nei..............     52       Director

        Mrs. Hudson joined the Company in January 1994 as President, Chief Executive Officer and Director. Before joining W.H. Brady, she was a Vice President at Eastman Kodak Company and General Manager of its Professional Printing and Publishing Imaging Division. Her 24 years at Eastman Kodak Company included positions in finance, communication and public affairs, information systems and the management of instant photography and printing. She is also a director of Apple Computer, Inc. and Case Corporation and serves on the Alverno College Board of Trustees, the Advisory Council for the Indiana University School of Business, the Wisconsin Export Strategy Commission and the Governor's Commission on the Glass Ceiling.

        Mr. DeLuca joined the Company as Vice President-Finance and Chief Financial Officer in May 1990. He was promoted to Senior Vice President in August 1994. Before joining W.H. Brady, he served as Executive Vice President-Finance and Administration of CSC Industries, Inc. from 1987 to April 1990. Prior to that he served as Vice President, Treasurer and Secretary of Copperweld Corp. from 1974 to 1987. He is also a director of GAN North American Insurance Company and GAN National Insurance Company and serves on the Wisconsin Council on Economic Education and the Issuer's Affairs Committee of the Board of Governors of the NASD.

        Dr. Arnold joined the Company in February 1993. In March 1995, she was appointed to her present position. Prior to joining W.H. Brady, Dr. Arnold served in various technical capacities at GE Appliances, a unit of General Electric Company.

        Mr. Fisk joined the Company in 1979 and was appointed to his present position in August 1987. He previously served as General Manager of Seton Name Plate Co., a wholly-owned subsidiary of the Company.

        Mr. Hawke joined the Company in 1979. He served as General Manager of the Industrial Products Division from 1987 to 1991. From 1991 to February 1995, he served as Managing Director -- European Operations. In March 1995, he was appointed to his present position.

        Mr. Schroeder joined the Company in June 1991 as General Manager of the Industrial Products Division. He was appointed to his present position in March 1995. Before joining the Company, he served as President and Chief Executive Officer of Uniroyal Adhesives & Sealants Co., Inc. from 1988 to May 1991.

        Mr. Sweet joined the Company in 1985. In November of 1987 he was appointed Director, Personnel. In August of 1989 he was appointed Vice President, Human Resources.

        Mr. Lettenberger has served as a Director and Secretary of the Company since January 1977. Mr. Lettenberger has been a member of the Company's audit and compensation committees since April 1977 and October 1978, respectively, and has been chairman of the compensation committee since June 1985. He is a partner of Quarles & Brady, general counsel to Company, which firm he joined in 1964. He is also a director of Electronic Tele-Communications, Inc.

        Mr. Brady has been a Director of the Company since January of 1979. Mr. Brady is a private investor.

        Mrs. Lurie has been a Director of the Company since January of 1979. Mrs. Lurie is President and Administrator of W.H. Brady Foundation. Until June 1, 1984, Mrs. Lurie was a Vice President of Chase Federal Savings & Loan Association, Miami, Florida, and had been employed by that firm since November 1973, except for the period from October 1979 to November 1980, when she was Financial Manager for the University of Miami Law & Economic Center.

        Mr. Buchanan has been a Director of the Company since November 1987 and a member of its audit committee since June 1988 (chairman since June 1990). Mr. Buchanan is President and CEO of the Fox Valley Corporation in Appleton, Wisconsin, having assumed that position November 1, 1980. He is also a trustee and director of The Northwestern Mutual Life Insurance Company and Firstar Corporation, respectively.

        Mr. Peirce has served as a Director and a member of the compensation committee of the Company since September 1988. Mr. Peirce was President of Valuation Research Corporation until May 1996, having assumed that position in April 1995. From September 1986 to December 1993, he was President of Super Steel Products Corp. in Milwaukee, Wisconsin. Prior to that he was a managing partner for Arthur Andersen & Co. independent certified public accountants.

        Mr. Bemis has been a Director of the Company since January 1990 and a member of its compensation committee since March 1990. Mr. Bemis is President and CEO of Bemis Manufacturing Company, a manufacturer of molded plastic products in Sheboygan Falls, Wisconsin. He is also a director of the Wisconsin Public Service Corporation.

        Dr. Harris has been a Director of the Company since November 1991. Dr. Harris is a Professor of Polymer Science and Biomedical Engineering in the Institute of Polymer Science at the University of Akron and has been on its faculty since 1983.

        Mr. Nei has been a Director of the Company since November 1992 and a member of its audit committee since November 1994. Mr. Nei is Chairman of B&B Publishing, a publishing company in Walworth, Wisconsin. He is also a director of DIFCO Inc. and Uroquest, Inc.

        All directors serve until their respective successors are elected at the next annual meeting of shareholders. Executive officers serve at the discretion of the Board of Directors. None of the Company's directors or executive officers has any family relationship with any other director or executive officer, except that William H. Brady III is the brother of Elizabeth B. Lurie.

                       PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth at May 15, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby assuming that the Underwriters' over-allotment is not exercised, certain information with respect to the beneficial ownership of the Common Stock by (i) each Selling Shareholder,
(ii) each person who is known by the Company to be the beneficial owner of more than five percent of the Common Stock, (iii) each of the Company's Directors,
(iv) each of the Company's executive officers named under "Management" and (v) all Directors and officers of the Company as a group. Except where otherwise noted, each party included in the table has sole voting and investment power with respect to the shares beneficially owned. The William H. Brady, Jr. Marital Trust and the William H. Brady, Jr. Non-QTIP Marital Trust own 25.9% and 4.3% of the Class A Common Stock, and 89.0% and 11.0% of the Class B Common Stock, respectively.

                                                        BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                                                        BEFORE THE OFFERING      SHARES       AFTER THE OFFERING
                                                        --------------------     OFFERED     --------------------
                         NAME                            SHARES      PERCENT    FOR SALE      SHARES      PERCENT
- ------------------------------------------------------  ---------    -------    ---------    ---------    -------
Class A Common Stock
  William H. Brady, Jr. Marital Trust(1)..............  5,213,075     25.9%     3,000,000    2,213,075     11.0%
  William H. Brady, Jr. Non-QTIP Marital Trust(1).....    870,846      4.3%            --      870,846      4.3%
  Irene B. Brady Revocable Trust of 1986(1)...........    779,823      3.9%            --      779,823      3.9%
  Peter J. Lettenberger(2)(3)(4)......................      4,839      0.0%            --        4,839      0.0%
  Richard A. Bemis(2)(5)..............................      4,000      0.0%            --        4,000      0.0%
  Robert C. Buchanan(2)(5)............................      2,700      0.0%            --        2,700      0.0%
  Roger D. Peirce(2)(5)...............................      1,500      0.0%            --        1,500      0.0%
  Elizabeth B. Lurie(3)(6)............................    399,845      2.0%       125,000      274,845      1.4%
  William H. Brady, III...............................  1,037,472      5.2%            --    1,037,472      5.2%
  Katherine M. Hudson(7)..............................     91,109      0.5%            --       91,109      0.5%
  Donald P. DeLuca(8).................................     40,055      0.2%            --       40,055      0.2%
  Gary E. Nei.........................................      4,500      0.0%            --        4,500      0.0%
  Frank W. Harris.....................................      1,500      0.0%            --        1,500      0.0%
  All Officers and Directors as a Group (17
    persons)(9).......................................  1,704,618      8.5%            --    1,704,618      8.5%
Class B Common Stock
  William H. Brady, Jr. Marital Trust(1)..............  1,574,866     89.0%            --    1,574,866     89.0%
  William H. Brady, Jr. Non-QTIP Marital Trust(1).....    194,448     11.0%            --      194,448     11.0%

- ----------------------------
(1) Robert C. Buchanan, Irene B. Brady, Roger D. Peirce, Peter J. Lettenberger and Richard A. Bemis are trustees of the William H. Brady, Jr. Marital Trust (the "Marital Trust") and the William H. Brady, Jr. Non-QTIP Marital Trust (the "Non-QTIP Trust") (collectively, the "Trusts"). The trustees share voting and dispositive power. All of the trustees except Mrs. Brady disclaim beneficial ownership of these shares. Mr. Lettenberger and Mrs. Lurie are also trustees of the Irene B. Brady Revocable Trust of 1986 (the "1986 Trust"). Irene B. Brady is the widow of William H. Brady, Jr. and the vested beneficiary of the Marital Trust; she is the parent of William H. Brady, III and Elizabeth Brady Lurie (who are contingent remainder beneficiaries of the Trusts) and the grandparent of Elizabeth Irene Pungello. Mr. Lettenberger and Mrs. Lurie disclaim beneficial ownership of shares held by the 1986 Trust.

(2) The amount shown does not include shares held by the Trusts. The Marital Trust owns 5,213,075 shares of Class A Common Stock and 1,574,866 shares of Class B Common Stock. The Non-QTIP Trust owns 870,846 shares of Class A Common Stock and 194,448 shares of Class B Common Stock. The trustees of both Trusts are Robert C. Buchanan, Irene B. Brady, Roger D. Peirce, Peter
    J. Lettenberger and Richard A. Bemis, each of whom shares voting and dispositive power. All of the trustees except Mrs. Brady disclaim beneficial ownership of these shares.

(3) This amount does not include shares held by the 1986 Trust, which owns 779,823 shares of Class A Common Stock. Elizabeth B. Lurie and Peter J. Lettenberger, the trustees, disclaim beneficial ownership of shares held by the 1986 Trust.

(4) In addition to shares beneficially owned as a trustee of the Trusts and the 1986 Trust, Mr. Lettenberger owns directly 4,839 shares of Class A Common Stock.

(5) In addition to shares beneficially owned as a trustee of the Trusts, Mr. Buchanan owns directly 1,800 shares of Class A Common Stock and 600 shares through his Keogh Plan -- he is also the trustee of an account held by his daughter, Emily Buchanan, which owns 300 shares; Mr. Peirce owns 1,500 shares of Class A Common Stock; and Mr. Bemis owns 4,000 shares of Class A Common Stock.

(6) In addition to the shares owned as a trustee of the 1986 Trust, Mrs. Lurie owns directly 399,845 shares of Class A Common Stock. She is the mother of Elizabeth Irene Pungello, who is the beneficiary of the Elizabeth Irene Pungello Irrevocable Trust (the trustees of which are Nicholas M. Daniels and Shy Lurie, Mrs. Lurie's husband) which owns 473,202 shares of the Class A Common Stock. She disclaims ownership of these shares.

(7) Mrs. Hudson owns 6,109 shares of Class A Common Stock and vested options to acquire an additional 85,000 shares of Class A Common Stock.

(8) Mr. DeLuca owns 1,500 shares of Class A Common Stock and vested options to acquire an additional 39,000 shares of Class A Common Stock.

(9) The amount shown for all executive officers and directors as a group (17 persons) includes options to acquire a total of 237,795 shares of Class A Common Stock which are currently exercisable or will be exercisable within 60 days. It does not include other options for Class A Common Stock which have been granted, but vest at times after April 30, 1996. Additionally, the amount shown does not include shares held by the Marital Trust, the Non-QTIP Trust or the 1986 Trust. If the shares owned by the Marital Trust, the Non-QTIP Trust and the 1986 Trust were included, the officers and Directors would beneficially own 8,568,362 shares of Class A Common Stock, or 42.6%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        Under the Company's Restated Articles of Incorporation, the authorized capital stock of the Company consists of 100 million shares of Class A Common Stock, $.01 par value; 10 million shares of Class B Common Stock, $.01 par value; 45,000 shares of Cumulative Preferred Stock, $100 par value (the "Cumulative Preferred Stock"); and 5 million shares of Preferred Stock, $.01 par value (the "Preferred Stock"), issuable in series. The Cumulative Preferred Stock is divided into series as follows: 5,000 shares of 6.0% Cumulative Preferred Stock (entitled to a $6.00 per annum cumulative dividend, payable quarterly), 10,000 shares of Cumulative Preferred Stock, 1972 Series (also entitled to cumulative dividends at $6.00 per annum, payable quarterly) and 30,000 shares of Cumulative Preferred Stock, 1979 Series (entitled to cumulative dividends of $10.00 per annum, payable quarterly). Of these classes, 4,058, 2,600 and 21,963 shares, respectively, are currently issued and outstanding. As of May 15, 1996, there were outstanding 20,091,100 shares of Class A Common Stock issued and outstanding and 1,769,314 shares of Class B Common Stock issued and outstanding. The Company furnishes its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information. No shareholder of the Company has cumulative voting rights or preemptive or other rights to subscribe for additional shares of the Company. All of the outstanding shares are fully paid and non-assessable, except for certain statutory liability that may be imposed by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law ("WBCL") for certain unpaid wage claims of employees.

COMMON STOCK

        The following is a brief description of the Company's Common Stock. The rights of holders of the Common Stock are subject to the rights of holders of the Company's Cumulative Preferred Stock and Preferred Stock.

        Holders of the Class A Common Stock are not entitled to vote on any corporate matters, except as may be required by law, unless, in each of the three proceeding fiscal years, the $0.03 preferential dividend described below has not been paid in full. Holders of the Class A Common Stock are entitled to one vote per share for the election of directors and for all other purposes for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Common Stock are entitled to one vote per share for the election of directors and for all other purposes.

        Before any dividend may be paid on the Class B Common Stock, holders of the Class A Common Stock are entitled to receive an annual, non-cumulative cash dividend of $0.03 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Common Stock). Thereafter, any further dividend in that fiscal year must be paid on all shares of Common Stock on an equal basis.

        Subject to the prior rights of any shares of Cumulative Preferred Stock and/or Preferred Stock, upon liquidation, dissolution, or winding up of the Company, holders of the Class A Common Stock are entitled to receive the sum of $1.67 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Common Stock) before any payment or distribution to holders of the Class B Common Stock. Holders of the Class B Common Stock are then entitled to receive a payment or distribution of $1.67 per share (subject to adjustment for stock splits, stock dividends or similar transactions involving shares of the Class B Common Stock). Thereafter, holders of the Common Stock share on a pro rata basis all payments or distributions upon liquidation, dissolution or winding up of the Company. The preferences in dividends and liquidation rights of the Class A Common Stock over the Class B Common Stock will terminate at any time that the voting rights of Class A Common Stock and Class B Common Stock become equal, other than as required by law or upon nonpayment of dividends as described above.

        The transfer agent for the Class A Common Stock is Firstar Trust Company, Milwaukee, Wisconsin.

CUMULATIVE PREFERRED STOCK

        The following is a brief description of the Company's Cumulative Preferred Stock. The Restated Articles of Incorporation authorize the Company's Board of Directors to issue from time to time, without shareholder approval, the remaining unissued Cumulative Preferred Stock.

        No dividends may be paid and no distributions may be made on the Common Stock (except dividends payable in Common Stock) and no shares of Common Stock may be purchased or acquired for value by the Company (except shares acquired in exchange for, or through application of the proceeds or sale of, shares of Common Stock), unless (a) all accrued dividends on all classes of the Cumulative Preferred Stock have been paid and (b) the net assets of the Company which would remain after the dividend, distribution or acquisition relating to the Common Stock would be at least twice the amount payable to holders of the Cumulative Preferred Stock in the event of voluntary liquidation, or unless authorized by the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of the Cumulative Preferred Stock.

        In the event of dissolution, liquidation or winding up of the affairs of the Company and after payment of all the debts of the Company, the Cumulative Preferred Stock must be redeemed at par value plus accrued but unpaid dividends, if any, before any payment may be made on account of the Common Stock, and, in the case of a voluntary dissolution, a premium of $6.00 per share must also be paid on each share of Cumulative Preferred Stock before any payment may be made on account of the Common Stock. The Cumulative Preferred Stock is subject to redemption at the option of the Company on any quarterly dividend paying date at par plus all accrued and unpaid dividends plus a premium of $6.00 per share, except that Cumulative Preferred Stock that is owned by the initial holder thereof is subject to redemption only if the initial holder consents to the redemption.

        The Cumulative Preferred Stock has no voting power except as otherwise provided by law, unless four quarterly dividends are unpaid in whole or in part. Whenever four quarterly dividend payments, whether consecutive or not, are unpaid in whole or in part, the holders of all series of Cumulative Preferred Stock, voting separately as one class, are entitled to elect and maintain in office such number of the directors as constitutes a maximum minority of the entire board of directors of the Company (i.e., one less than half of the then current number of directors) until all accrued and unpaid dividends have been paid. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Cumulative Preferred Stock, voting as a class, is also required to make certain amendments to the Articles of Incorporation affecting the rights of the Cumulative Preferred Stock and to allow any merger or consolidation of the Company, and any sale, lease, exchange or other disposition of all or substantially all of its assets.

PREFERRED STOCK

        The Restated Articles of Incorporation authorize the Company's Board of Directors to issue from time to time Preferred Stock in series and to fix the powers, preferences, rights, qualifications, limitations or restrictions of any series with respect to the rate of dividend, price and terms of redemption, the amounts payable in the event of voluntary or involuntary liquidation, any sinking fund provisions for redemption or repurchase, the terms and conditions of conversion into any other class or series of the stock of the Company and voting rights, if any. Except for the Cumulative Preferred Stock specifically designated in the Restated Articles of Incorporation and described above, no series of Preferred Stock is issued and outstanding at this time.

        The Company's Board of Directors, without shareholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the voting power and liquidation rights of the holders of Common Stock.

ADDITIONAL TERMS AND CERTAIN STATUTORY PROVISIONS

        The provisions of the Company's Restated Articles of Incorporation, the Company's By-Laws and Wisconsin statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company's Board of Directors. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

        Voting control of the Company is vested in the holders of Class B Common Stock. As a result, the holders of the Class B Common Stock will be able to elect or remove all of the Company's Board of Directors and, except as otherwise required by applicable law or the Restated Articles of Incorporation, will be able to determine the outcome of all matters submitted for shareholder consideration. Such control may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over then-current market prices.

        Section 180.1150 of the WBCL provides that the voting power of shares of Wisconsin corporations such as the Company held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

        Sections 180.1140 to 180.1144 of the WBCL contain certain limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as the Company and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder's acquisition of shares before such shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the WBCL contain special voting provisions applicable to certain business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the WBCL imposes special voting requirements on certain share repurchases effected at a premium to the market and on certain asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

        The foregoing description of certain provisions of the Restated Articles of Incorporation and By-Laws of the Company and certain sections of the WBCL does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Restated Articles of Incorporation and the By-laws of the Company, including definitions of certain terms in each respective document and the WBCL.

                                  UNDERWRITING

        Subject to the terms and conditions of the Underwriting Agreement, the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), and the Underwriters have severally agreed to purchase, the respective number of shares of Class A Common Stock set forth opposite each Underwriter's name below:

                                                                                    NUMBER OF
                                   UNDERWRITERS                                      SHARES
- ----------------------------------------------------------------------------------- ---------
Robert W. Baird & Co. Incorporated.................................................
A.G. Edwards & Sons, Inc. .........................................................
Piper Jaffray Inc. ................................................................
                                                                                    ---------
     Total......................................................................... 3,125,000
                                                                                    =========

        The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all the shares of Class A Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.

        The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $
per share. The Underwriters may allow and such dealers may reallow a concession
of not in excess of $      per share to other dealers. The public offering price
and concessions and reallowances to dealers may be changed by the Underwriters after the Class A Common Stock is released for sale to the public.

        The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of the initial public offering, to purchase up to an additional 468,750 shares of Class A Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the offering.

        The Company, the Selling Shareholders and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other for certain civil liabilities, including certain civil liabilities under the Securities Act.

        The Selling Shareholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Class A Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Robert W. Baird & Co. Incorporated.

        In general, the rules of the Commission will prohibit the Underwriters from making a market in the Class A Common Stock during a specified period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit "passive market making" under certain conditions. These exemptions permit an Underwriter to continue to make a market provided, among other things, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members or their respective affiliates may have engaged in passive market making in the Class A Common Stock.

        From time to time, Robert W. Baird & Co. Incorporated has performed financial advisory services for the Company, including in connection with the Company's acquisition of VSI.

                                 LEGAL MATTERS

        The validity of the shares offered hereby will be passed upon for the Company by Quarles & Brady. Peter J. Lettenberger, a partner in the firm Quarles & Brady, is the Secretary and a Director of the Company and is a trustee of the Trusts. The validity of the shares offered hereby will be passed upon for the Underwriters by Foley & Lardner, Milwaukee, Wisconsin.

                                    EXPERTS

        The consolidated financial statements and the related financial statement schedule of the Company for each of the fiscal years in the three-year period ended July 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated balance sheets as of July 31, 1995 and 1994 and the consolidated statements of operations, cash flows and stockholders' equity and the related financial schedule of VSI for each of the three years in the period ended July 31, 1995 incorporated by reference in this prospectus have been included in reliance on the report of Coopers & Lybrand L.L.P. independent public accountants, given on the authority of the firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
INDEPENDENT AUDITORS' REPORT..........................................................   F-1
FINANCIAL STATEMENTS:
  Consolidated Balance Sheets
     July 31, 1994 and 1995
     April 30, 1996 (Unaudited).......................................................   F-2
  Consolidated Statements of Income
     Years Ended July 31, 1993, 1994 and 1995 and For The Nine Months Ended April 30,
      1995 and 1996 (Unaudited).......................................................   F-3
  Consolidated Statements of Stockholders' Investment
     Years Ended July 31, 1993, 1994 and 1995 and For the Nine Months Ended April 30,
      1996 (Unaudited)................................................................   F-4
  Consolidated Statements of Cash Flows
     Years Ended July 31, 1993, 1994 and 1995 and For The Nine Months Ended April 30,
      1995 and 1996 (Unaudited).......................................................   F-5
  Notes to Consolidated Financial Statements..........................................   F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and stockholders of W. H. Brady Co.:

        We have audited the accompanying consolidated balance sheets of W. H. Brady Co. and subsidiaries as of July 31, 1994 and 1995, and the related statements of income, stockholders' investment and cash flows for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at July 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Milwaukee, Wisconsin
September 12, 1995

                        W. H. BRADY CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                              JULY 31,
                                                                        --------------------     APRIL 30,
                                                                          1994        1995        1996
                                                                        --------    --------   -----------
                                                                                                (UNAUDITED)
                                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 1).................................   $ 66,107    $ 89,067     $  42,787
  Accounts receivable, less allowance for losses ($1,565, $1,881, and
    $2,297 and respectively).........................................     32,308      42,104        55,978
  Inventories (Note 1):
    Finished products................................................     16,717      16,866        22,140
    Work-in-process..................................................      2,534       1,987         3,957
    Raw materials and supplies.......................................      4,486       4,246        14,048
                                                                        --------    --------      --------
      Total inventories..............................................     23,737      23,099        40,145
  Prepaid expenses and other current assets (Notes 1, 3 and 4).......      9,611      10,202        10,852
                                                                        --------    --------      --------
      Total current assets...........................................    131,763     164,472       149,762
OTHER ASSETS (Note 4)................................................      6,403       6,960        43,300
PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 5):
Cost:
  Land...............................................................      4,689       4,417         4,939
  Buildings and improvements.........................................     38,431      34,284        34,682
  Machinery and equipment............................................     72,576      69,278        78,252
  Construction in progress...........................................        939         815         2,606
                                                                        --------    --------      --------
                                                                         116,635     108,794       120,479
  Less accumulated depreciation......................................     52,292      50,221        56,657
                                                                        --------    --------      --------
    Net property, plant and equipment................................     64,343      58,573        63,822
                                                                        --------    --------      --------
TOTAL................................................................   $202,509    $230,005     $ 256,884
                                                                        ========    ========      ========
                                 LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES
  Accounts payable...................................................   $  9,678    $  9,252     $  16,166
  Wages and amounts withheld from employees..........................     10,479      14,447        14,327
  Taxes, other than income taxes.....................................      1,962       1,361         1,988
  Accrued income taxes...............................................      2,999       2,150         2,712
  Other current liabilities (Note 3).................................      6,217       6,912        10,626
  Current maturities on long-term debt (Note 5)......................        405         412           368
                                                                        --------    --------      --------
      Total current liabilities......................................     31,740      34,534        46,187
LONG-TERM DEBT, less current maturities (Note 5).....................      1,855       1,903         2,031
OTHER LIABILITIES (Note 3)...........................................     23,785      22,745        25,503
                                                                        --------    --------      --------
      Total liabilities..............................................     57,380      59,182        73,721
                                                                        --------    --------      --------
STOCKHOLDERS' INVESTMENT
  (Notes 1 and 6)
    Preferred Stock (Aggregate liquidation preference of $3,026
      at April 30, 1996).............................................      2,855       2,855         2,855
    Common Stock:
      Class A Nonvoting -- Issued and outstanding 5,476,812;
         5,507,341; and 20,090,300 shares, respectively, (aggregate liquidation preference of $27,537 at July 31, 1995, and
         $33,491 at April 30, 1996)..................................         54          55           201
      Class B Voting -- Issued and outstanding 1,769,314 shares......         18          18            18
    Additional paid-in capital.......................................      6,768       8,074         8,250
    Earnings retained in the business................................    132,271     154,286       167,811
    Cumulative translation adjustments...............................      3,163       5,535         4,028
                                                                        --------    --------      --------
      Total stockholders' investment.................................    145,129     170,823       183,163
                                                                        --------    --------      --------
TOTAL................................................................   $202,509    $230,005     $ 256,884
                                                                        ========    ========      ========

                See notes to consolidated financial statements.

                        W. H. BRADY CO. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEARS ENDED JULY 31,              NINE MONTHS ENDED
                                           --------------------------------            APRIL 30,
                                             1993        1994        1995      --------------------------
                                           --------    --------    --------       1995           1996
                                                                               -----------    -----------
                                                                               (UNAUDITED)    (UNAUDITED)
NET SALES...............................   $242,970    $255,841    $314,362     $ 231,217      $ 261,695
OPERATING EXPENSES:
  Cost of products sold.................    114,301     118,116     143,634       106,215        122,002
  Research and development..............     12,132      10,318      10,426         7,790          7,999
  Selling, general and administrative...     92,449      97,932     119,717        85,966        102,810
  Nonrecurring (credit)(Note 2).........     (1,236)
                                           --------    --------    --------      --------       --------
       Total operating expenses.........    217,646     226,366     273,777       199,971        232,811
                                           --------    --------    --------      --------       --------
OPERATING INCOME........................     25,324      29,475      40,585        31,246         28,884
OTHER INCOME AND (EXPENSE):
  Investment and other income -- net
     (Note 2)...........................        559         837       4,609         3,362          4,009
  Interest expense......................        (54)       (410)       (555)         (293)          (181)
                                           --------    --------    --------      --------       --------
       Net other income.................        505         427       4,054         3,069          3,828
                                           --------    --------    --------      --------       --------
INCOME BEFORE INCOME TAXES..............     25,829      29,902      44,639        34,315         32,712
INCOME TAXES (Notes 1 and 4)............      8,973      11,362      16,728        13,738         12,616
                                           --------    --------    --------      --------       --------
NET INCOME..............................   $ 16,856    $ 18,540    $ 27,911     $  20,577      $  20,096
                                           ========    ========    ========      ========       ========
NET INCOME PER COMMON SHARE (Notes 6, 8
  and 10):
  Class A Nonvoting.....................      $0.77       $0.85       $1.27         $0.94          $0.91
                                           ========    ========    ========      ========       ========
  Class B Voting........................      $0.74       $0.81       $1.24         $0.91          $0.88
                                           ========    ========    ========      ========       ========

                See notes to consolidated financial statements.

                        W. H. BRADY CO. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         CUMULATIVE
                                                                       ADDITIONAL     EARNINGS RETAINED  TRANSLATION
                                      PREFERRED STOCK  COMMON STOCK  PAID-IN CAPITAL   IN THE BUSINESS   ADJUSTMENTS
                                      ---------------  ------------  ---------------  -----------------  -----------
Balances at August 1, 1992............     $ 2,855         $ 72          $ 4,836          $ 106,274        $ 5,734
Net income............................                                                       16,856
Net currency translation adjustment...                                                                      (4,894)
Issuance of 26,000 shares of Class A
  Common Stock under stock option
  plan................................                                       646
Tax benefit from exercise of stock
  options.............................                                        89
Cash dividends on Preferred Stock:
  1979 series -- $10.00 a share.......                                                         (220)
  6% and 1972 series -- $6.00 a
    share.............................                                                          (39)
Cash dividends on Common Stock:
  Class A -- $0.20 a share............                                                       (3,256)
  Class B -- $0.17 a share............                                                         (885)
                                           -------         ----          -------          ---------        -------
Balances at July 31, 1993.............       2,855           72            5,571            118,730            840
Net income............................                                                       18,540
Net currency translation adjustment...                                                                       2,323
Issuance of 39,650 shares of Class A
  common stock under stock option
  plan................................                                     1,063
Tax benefit from exercise of stock
  options.............................                                       134
Cash dividends on Preferred Stock:
  1979 series -- $10.00 a share.......                                                         (220)
  6% and 1972 series -- $6.00 a
    share.............................                                                          (39)
Cash dividends on Common Stock:
  Class A -- $0.23 a share............                                                       (3,714)
  Class B -- $0.19 a share............                                                       (1,026)
                                           -------         ----          -------          ---------        -------
Balances at July 31, 1994.............       2,855           72            6,768            132,271          3,163
Net income............................                                                       27,911
Net currency translation adjustment...                                                                       2,372
Issuance of 30,529 shares of Class A
  Common Stock under stock option
  plan................................                        1              999
Tax benefit from exercise of stock
  options.............................                                       307
Cash dividends on Preferred Stock:
  1979 series -- $10.00 a share.......                                                         (220)
  6% and 1972 series -- $6.00 a
    share.............................                                                          (39)
Cash dividends on Common Stock:
  Class A -- $0.27 a share............                                                       (4,398)
  Class B -- $0.23 a share............                                                       (1,239)
                                           -------         ----          -------          ---------        -------
Balances at July 31, 1995.............       2,855           73            8,074            154,286          5,535
Net income (unaudited)................                                                       20,096
Net currency translation adjustment...                                                                      (1,507)
Issuance of 29,649 shares of Class A
  Common Stock under stock option
  plan................................                                       322
Cash dividends on Preferred Stock:
  1979 series -- $7.50 a share........                                                         (164)
  6% and 1972 series -- $4.50 a
    share.............................                                                          (30)
Cash dividends on Common Stock:
  Class A -- $0.30 a share............                                                       (5,669)
  Class B -- $0.27 a share............                                                         (708)
Common Stock dividend (Note 10).......                      146             (146)
                                           -------         ----          -------          ---------        -------
Balances at April 30, 1996
  (unaudited).........................     $ 2,855         $219          $ 8,250          $ 167,811        $ 4,028
                                           =======         ====          =======          =========        =======

                See notes to consolidated financial statements.

                        W. H. BRADY CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          YEARS ENDED JULY 31,         NINE MONTHS ENDED APRIL
                                                     ------------------------------              30,
                                                       1993       1994       1995     -------------------------
                                                     --------    -------    -------      1995          1996
                                                                                      -----------   -----------
                                                                                      (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
  Net income........................................ $ 16,856    $18,540    $27,911    $  20,577     $  20,096
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation....................................    9,848      9,325      9,049        7,041         6,731
    Amortization....................................      325        110        110           79           242
    Loss/(Gain) on sale of businesses...............   (1,963)                  413         (700)
    (Gain)/Loss on sale of property, plant and
      equipment.....................................       51        194     (2,209)        (557)       (1,899)
    Provision for losses on accounts receivable.....      758        725        463          519           612
  Changes in operating assets and liabilities (net
    of effects of business disposals in 1993 and
    1995, and acquired businesses in 1996):
    Accounts receivable.............................   (2,917)    (2,169)   (12,554)     (12,788)       (4,362)
    Inventory.......................................   (3,583)      (928)       473        1,920        (5,755)
    Prepaid expenses and other assets...............    1,981      1,305     (1,385)      (1,569)        1,596
    Accounts payable and accrued liabilities........     (890)     3,325      1,361        3,926        (3,098)
    Income taxes....................................    2,139      1,852     (1,605)       3,584         1,859
    Deferred income taxes...........................     (608)      (413)       212          (36)           (2)
    Other liabilities...............................     (415)     1,202       (687)         829         2,783
                                                     --------    -------    -------      -------      --------
  Net cash provided by operating activities.........   21,582     33,068     21,552       22,825        18,803
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment........  (12,280)    (6,466)    (8,114)      (5,704)       (7,494)
  Proceeds from sales of property, plant and
    equipment.......................................      570        458      6,227        4,035         3,458
  Proceeds from sale of businesses..................   10,327                 6,315        8,375
  Purchase of businesses............................                                                   (53,963)
  Purchase of other long-term investment............                           (750)        (750)
                                                     --------    -------    -------      -------      --------
  Net cash provided by (used in) investing
    activities......................................   (1,383)    (6,008)     3,678        5,956       (57,999)
FINANCING ACTIVITIES:
  Payment of dividends..............................   (4,400)    (4,999)    (5,896)      (4,376)       (6,571)
  Proceeds from issuance of Common Stock............      646      1,063      1,306          914           322
  Proceeds from long-term borrowings................      139        217
  Principal payments on long-term debt..............     (711)      (495)       (69)        (383)         (537)
                                                     --------    -------    -------      -------      --------
  Net cash used in financing activities.............   (4,326)    (4,214)    (4,659)      (3,845)       (6,786)
EFFECT OF EXCHANGE RATE CHANGES ON CASH.............   (2,026)       895      2,389        2,653          (298)
                                                     --------    -------    -------      -------      --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................   13,847     23,741     22,960       27,589       (46,280)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD......   28,519     42,366     66,107       66,107        89,067
                                                     --------    -------    -------      -------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD............ $ 42,366    $66,107    $89,067    $  93,696     $  42,787
                                                     ========    =======    =======      =======      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest........................................ $    436    $   237    $   116    $     112     $     257
    Income taxes, net of refunds....................    9,110     10,601     17,174        9,752        10,500

                See notes to consolidated financial statements.

                        W. H. BRADY CO. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of W. H. Brady Co. and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Unaudited Nine Month Periods -- Detailed footnote information for the nine month periods is not presented. In the opinion of management, this unaudited interim financial information reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation thereof. The results of operations for the nine months ended April 30, 1996 are not necessarily indicative of results expected for the year ending July 31, 1996.

        Cash Equivalents -- The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. The carrying amounts of cash equivalents approximate fair value because they mature in three months or less.

        Inventories -- Inventories are stated at the lower of cost of market. Cost has been determined using the last-in, first-out (LIFO) method for domestic inventories (approximately 65% and 62% of total inventories of July 31, 1994 and 1995, respectively) and the first-in, first-out method for other inventories. The difference between the carrying value of domestic inventories stated at LIFO cost and the value of such inventories stated at replacement cost was $5,777,000 at July 31, 1994, and $5,204,000 at July 31, 1995.

        Depreciation -- The cost of buildings and improvements and machinery and equipment is being depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.

        Catalog Costs -- Catalog costs are initially capitalized and amortized over the estimated useful lives of the publications (generally eight months). At July 31, 1994 and 1995, $2,325,000 and $4,436,000, respectively, of prepaid catalog costs were included in prepaid expenses and other current assets.

        Foreign Currency Translation -- Foreign currency assets and liabilities are translated into United States dollars at end of period rates of exchange, and income and expense accounts are translated at the weighted average rates of exchange for the period. Resulting translation adjustments are included as a separate component of stockholders' investment.

        Hedging -- The Company enters into forward foreign exchange contracts to hedge committed intercompany foreign currency transactions. Such exchange contracts generally have maturities of six months or less. At July 31, 1995 exchange contracts aggregating approximately $4,500,000 were outstanding.

        Income Taxes -- Effective August 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

2. DISPOSITIONS AND NONRECURRING (CREDIT)

        During fiscal 1993, the Company sold two domestic manufacturing operations and a direct marketing subsidiary. The nonrecurring credit of $1,236,000 in 1993 represents the excess of proceeds over the net carrying amounts of net assets disposed of, offset by provision for severance and other related disposition expenses.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        During fiscal 1995, the Company sold two businesses and certain real estate which resulted in a gain of $2,033,000 which is included in other income in the accompanying financial statements.

3. EMPLOYEE BENEFIT PLANS

        The Company provides postretirement medical, dental and vision benefits for all regular full- and part-time domestic employees (including spouses) who retire on or after attainment of age 55 with 15 years of credited service. Credited service begins accruing at the later of age 40 or date of hire. All active employees first eligible to retire after July 31, 1992, will be covered by an unfunded, contributory postretirement healthcare plan where employer contributions will not exceed a Defined Dollar Benefit amount, regardless of the cost of the program. Employer contributions to the plan are based on an employee's age and service at retirement.

        Effective August 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." In connection with the adoption of SFAS No. 106, the Company elected to recognize as expense the entire accumulated postretirement benefit obligation (transition obligation) rather than amortizing such amount to expense over a twenty year period. The Company funds benefit costs on a pay-as-you-go basis. During the years ended July 31, 1994 and 1995, the Company made benefit payments totalling $185,000 and $165,000, respectively.

        The following table sets forth the plan's status reconciled with amounts recognized in the accompanying consolidated balance sheets at July 31, 1994 and 1995:

                                                                     1994           1995
                                                                    ------         ------
                                                                       (IN THOUSANDS)
        Accumulated postretirement benefit obligation:
          Retirees...............................................   $2,607         $3,387
          Fully eligible active plan participants................    2,225          1,077
          Other active plan participants.........................    1,448          1,790
                                                                    ------         ------
                                                                     6,280          6,254
        Unrecognized net gain....................................    1,543          1,882
                                                                    ------         ------
        Accrued postretirement benefit cost......................   $7,823         $8,136
                                                                    ======         ======

                                                                          YEARS ENDED JULY 31,
                                                                         ----------------------
                                                                         1993     1994    1995
                                                                         -----    ----    -----
                                                                         (IN THOUSANDS)
Net periodic postretirement benefit cost included the following components:
  Service cost -- benefits attributed to service during the period....   $ 210    $209    $ 230
  Interest cost on accumulated postretirement benefit obligation......     462     469      469
  Amortization of (gain)..............................................     (58)    (64)    (103)
                                                                         -----    ----    -----
  Periodic postretirement benefit cost prior to curtailment...........     614     614      596
  Effective curtailment (gain) due primarily to disposition of
     operations.......................................................    (185)             (93)
                                                                         -----    ----    -----
Net periodic postretirement benefit cost..............................   $ 429    $614    $ 503
                                                                         =====    ====    =====

        The assumed healthcare cost trend rates used in measuring the accumulated postretirement benefit obligation were 8.0% in 1995, gradually declining to 5.5% by the year 2000.

        The weighted average discount rates used in determining the accumulated postretirement benefit obligation was 8.0% in 1994 and 1995.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        If the healthcare cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of July 31, 1995 would be increased by $90,000. The effect of this change on the sum of service cost and interest cost would not be material.

        During 1993 and 1995, the Company had curtailment gains which represent the accumulated postretirement benefit obligation of employees who were employed at operations disposed of in those years.

        The Company has retirement and profit sharing plans covering substantially all full-time domestic employees and certain of its foreign subsidiaries. Contributions to the plans are determined annually based on earnings of the respective companies and employee contributions. At July 31, 1994 and 1995, $3,109,000 and $397,000, respectively, of accrued profit sharing contributions were included in other current liabilities.

        The Company also has deferred compensation plans for directors, officers and key executives utilizing the phantom stock plan concept. At July 31, 1994 and 1995, $15,795,000 and $17,015,000, respectively, of deferred compensation was included in current and other long-term liabilities.

        The amounts charged to income for the plans described above were $4,443,000 in 1993, $5,660,000 in 1994, and $6,188,000 in 1995.

        The Company has a voluntary employee benefit trust for the purpose of funding employee medical benefits and certain other employee benefits. At July 31, 1994 and 1995 $4,145,000 and $2,738,000, respectively, of payments to the trust to fund such benefits were included in prepaid expenses and other current assets.

4. INCOME TAXES

        Income taxes consist of the following:

                                                                   YEARS ENDED JULY 31,
                                                               ----------------------------
                                                                1993      1994       1995
                                                               ------    -------    -------
                                                                      (IN THOUSANDS)
        Currently payable:
          Federal...........................................   $6,612    $ 6,987    $10,194
          Foreign...........................................    1,869      2,755      4,518
          State.............................................    1,100      2,033      1,804
                                                               ------    -------    -------
                                                                9,581     11,775     16,516
        Deferred (credit):
          Federal...........................................     (376)      (448)      (382)
          Foreign...........................................     (165)       112        662
          State.............................................      (67)       (77)       (68)
                                                               ------    -------    -------
                                                                 (608)      (413)       212
        Total...............................................   $8,973    $11,362    $16,728
                                                               ======    =======    =======

        Deferred income taxes result from timing differences in the recognition of revenues and expenses for financial statement and income tax purposes. These differences relate principally to depreciation and certain expenses not deductible for tax reporting until paid.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        Pre-tax income consists of the following:

                                                                  YEARS ENDED JULY 31,
                                                              -----------------------------
                                                               1993       1994       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
        United States......................................   $22,220    $21,565    $32,074
        Foreign............................................     3,609      8,337     12,565
                                                              -------    -------    -------
        Total..............................................   $25,829    $29,902    $44,639
                                                              =======    =======    =======

        The approximate tax effects of temporary differences are as follows:

                                                                       JULY 31, 1994
                                                             ---------------------------------
                                                             ASSETS     LIABILITIES     TOTAL
                                                             -------    -----------    -------
                                                                      (IN THOUSANDS)
        Inventories.......................................   $ 1,659                   $ 1,659
        Prepaid catalog costs.............................                $  (612)        (612)
        Employee benefits.................................                   (505)        (505)
        Tax loss carryforwards............................       397                       397
        Allowance for doubtful accounts...................       324                       324
        Other, net........................................       644                       644
                                                             -------      -------      -------
             Current......................................     3,024       (1,117)       1,907
                                                             -------      -------      -------
        Excess of tax over book depreciation..............                 (4,517)      (4,517)
        Deferred compensation.............................     6,001                     6,001
        Postretirement benefits...........................     3,129                     3,129
        Tax loss carryforwards............................     1,550                     1,550
        Less valuation allowance..........................    (1,550)                   (1,550)
        Other, net........................................       259                       259
                                                             -------      -------      -------
             Noncurrent...................................     9,389       (4,517)       4,872
                                                             -------      -------      -------
        Total.............................................   $12,413      $(5,634)     $ 6,779
                                                             =======      =======      =======

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

                                                                       JULY 31, 1995
                                                             ---------------------------------
                                                             ASSETS     LIABILITIES     TOTAL
                                                             -------    -----------    -------
                                                                      (IN THOUSANDS)
        Inventories.......................................   $ 1,724                   $ 1,724
        Prepaid catalog costs.............................                $  (944)        (944)
        Employee benefits.................................                   (100)        (100)
        Tax loss carryforwards............................       105                       105
        Allowance for doubtful accounts...................       307                       307
        Other, net........................................       272                       272
                                                             -------      -------      -------
             Current......................................     2,408       (1,044)       1,364
                                                             -------      -------      -------
        Excess of tax over book depreciation..............                 (3,695)      (3,695)
        Deferred compensation.............................     5,383                     5,383
        Postretirement benefits...........................     3,316                     3,316
        Tax loss carryforwards............................     1,563                     1,563
        Less valuation allowance..........................    (1,563)                   (1,563)
        Other, net........................................       199                       199
                                                             -------      -------      -------
             Noncurrent...................................     8,898       (3,695)       5,203
                                                             -------      -------      -------
        Total.............................................   $11,306      $(4,739)     $ 6,567
                                                             =======      =======      =======

        At July 31, 1994 and 1995, $1,907,000 and $1,364,000, respectively, of net deferred tax assets were included in prepaid expenses and other current assets. At July 31, 1994 and 1995, $4,872,000 and $5,203,000, respectively, of net deferred tax assets were included in other assets.

        A reconciliation of the tax computed by applying the statutory U.S. Federal income tax rate to income before income taxes to the total income tax provision is as follows:

                                                                YEARS ENDED JULY 31,
                                                          --------------------------------
                                                           1993        1994         1995
                                                          ------      -------      -------
                                                                   (IN THOUSANDS)
        Tax at statutory rate..........................   $8,782      $10,466      $15,624
        State income taxes, net of Federal tax
          benefit......................................      841        1,271        1,177
        International losses with no related tax
          benefits.....................................      351          175          613
        International rate differential................      126         (226)         169
        Rate variances arising from foreign subsidiary
          distributions................................      157          174         (558)
        Provision for future settlements...............     (730)
        Other, net.....................................     (554)        (498)        (297)
                                                          ------      -------      -------
        Total income tax provision.....................   $8,973      $11,362      $16,728
                                                          ======      =======      =======
        Effective tax rate.............................     34.7%        38.0%        37.5%
                                                          ======      =======      =======

        The Company's policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign income taxes are creditable in the United States. Accordingly, the Company does not currently provide for the additional United States and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries.

        The cumulative undistributed earnings of such companies at July 31, 1995 amounted to approximately $14,000,000. If all such undistributed earnings were remitted, an additional provision for foreign income taxes of approximately $200,000 would be required.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

5. LONG-TERM DEBT

        Long-term debt consists of the following:

                                                                           JULY 31,
                                                                      ------------------
                                                                       1994        1995
                                                                      ------      ------
                                                                        (IN THOUSANDS)
        6.25% Industrial Development Revenue Bonds Payable on
          December 1, 2001.........................................   $1,000      $1,000
        6.75% Industrial Development Revenue Bonds payable in
          annual installments of $125,000 in 1996, and $140,000 in
          1997.....................................................      385         265
        Other......................................................      875       1,050
                                                                      ------      ------
                                                                       2,260       2,315
        Less current maturities....................................      405         412
                                                                      ------      ------
                                                                      $1,855      $1,903
                                                                      ======      ======

        The Industrial Development Revenue Bonds and the covering mortgage and loan agreements require, among other provisions, that the Company maintain minimum net working capital of $5,000,000 and a defined net worth of $10,000,000. The bonds are collateralized by first mortgages on certain property with a net carrying amount of approximately $5,657,000 at July 31, 1995. The Company's Industrial Development Revenue Bonds approximate fair value.

        Maturities on long-term debt are as follows (by fiscal year):

        1996..............................................................   $  412,000
        1997..............................................................      349,000
        1998..............................................................      231,000
        1999..............................................................      255,000
        2000..............................................................       68,000
        Thereafter........................................................    1,000,000

6. STOCKHOLDERS' INVESTMENT

        Information as to the Company's capital stock at July 31, 1995 is as follows:

                                                          SHARES        SHARES
                                                        AUTHORIZED    OUTSTANDING      AMOUNT
                                                        ----------    -----------    -----------
        Preferred Stock, $.01 par value..............    5,000,000             0       $     0
        Cumulative Preferred Stock, $100 par value:
          6% Cumulative..............................        5,000         3,984       $   399
          1972 Series................................       10,000         2,600           260
          1979 Series................................       30,000        21,963         2,196
                                                                                     -----------
                                                                                       $ 2,855
                                                                                     -----------
        Common Stock, $.01 par value:
          Class A Nonvoting..........................   10,000,000     5,507,341       $    55
          Class B Voting.............................   10,000,000     1,769,314            18
                                                                                     -----------
                                                                                       $    73
                                                                                     -----------

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        Each share of $100 par value Cumulative Preferred Stock is entitled to receive cumulative cash dividends and may be redeemed, under certain circumstances, by the Company at par value plus accrued dividends plus a premium of 6% of the par value. Such shares, which are held by the initial holder thereof, are subject to redemption only if the holder consents thereto.

        Before any dividend may be paid on the Class B Common Stock, holders of the Class A Common Stock are entitled to receive an annual, noncumulative cash dividend of $0.03 per share. Thereafter, any further dividend in that fiscal year must be paid on each share of Class A Common Stock and Class B Common Stock on an equal basis.

        Holders of the Class A Common Stock are not entitled to any vote on corporate matters, unless, in each of the three preceding fiscal years, the $0.03 preferential dividend described above has not been paid in full. Holders of the Class A Common Stock are entitled to one vote per share for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Common Stock are entitled to one vote per share for the election of directors and for all other purposes.

        Upon liquidation, dissolution or winding up of the Company, and after distribution of any amounts due to holders of Cumulative Preferred Stock, holders of the Class A Common Stock are entitled to receive the sum of $1.67 per share before any payment of distribution to holders of the Class B Common Stock. Thereafter, holders of the Class B Common Stock are entitled to receive a payment or distribution of $1.67 per share. Thereafter, holders of the Class A Common Stock and Class B Common Stock share equally in all payments or distributions upon liquidation, dissolution or winding up of the Company.

        The preferences in dividends and liquidation rights of the Class A Common Stock over the Class B Common Stock will terminate at any time that the voting rights of Class A Common Stock and Class B Common Stock become equal.

        The Company has a Nonqualified Stock Option Plan (the Plan) under which 1,500,000 shares of Class A Common Stock were made available for grant. Options are issued at an option price equal to the market price at the grant date. Options granted prior to 1992 become exercisable once the employees have been continuously employed for six months after the grant date. Generally, options granted in 1992 and thereafter will not be exercisable until one year after the date of grant, to the extent of one-third per year.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        Transactions with respect to the Plan are summarized as follows (All option prices and share data have been adjusted for the common stock dividend discussed in Note 10):

                                                                                   OPTIONS
                                                                 OPTION PRICE    OUTSTANDING
                                                                 ------------    -----------
        Balance, August 1, 1992...............................    $6.83-$9.94       427,650
        Options granted.......................................          12.38       122,250
        Options exercised.....................................      6.83-9.94       (78,000)
        Options cancelled.....................................      6.83-9.94       (22,500)
                                                                                   --------
        Balance, July 31, 1993................................     6.83-12.38       449,400
        Options granted.......................................    12.17-14.33       235,200
        Options exercised.....................................     6.83-12.38      (118,950)
        Options cancelled.....................................     9.38-12.38       (29,250)
                                                                                   --------
        Balance, July 31, 1994................................     6.83-14.33       536,400
        Options granted.......................................          15.67       114,750
        Options exercised.....................................     6.83-12.38       (91,587)
        Options cancelled.....................................     9.94-15.67       (41,406)
                                                                                   --------
        Balance, July 31, 1995
        (294,027 options exercisable).........................     6.83-15.67       518,157
                                                                 ================   ========
        Available for grant after July 31, 1995...............                      602,706
                                                                                   ========

7. DOMESTIC AND FOREIGN OPERATIONS

        The Company operates predominantly in a single industry as a manufacturer and distributor of identification products. Operations are conducted in the United States and through subsidiaries located in Canada, Europe, Australia, Japan and Singapore. Transfers between geographic areas primarily represent intercompany export sales of goods produced in the U.S. and are based on established sales prices between the related corporations. In computing operating income for non-U.S. subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        Identifiable assets of subsidiaries are those assets related to the operations of those subsidiaries. Corporate assets consist primarily of cash and cash equivalents.

                                                                                CORPORATE
                                              UNITED                            ASSETS AND
                                              STATES     EUROPE      OTHER     ELIMINATIONS    CONSOLIDATED
                                             --------    -------    -------    ------------    ------------
                                                                     (IN THOUSANDS)
Year ended July 31, 1993:
  Sales to unaffiliated customers.........   $166,017    $53,912    $23,041                      $242,970
  Transfers between geographical areas....     14,266        169         81      $(14,516)
                                             --------    -------    -------    ------------    ------------
  Net sales...............................   $180,283    $54,081    $23,122      $(14,516)       $242,970
                                             ========    =======    =======     =========       =========
  Operating income........................   $ 21,292    $ 5,117    $  (479)     $   (606)       $ 25,324
                                             ========    =======    =======     =========       =========
  Identifiable assets.....................   $134,453    $23,152    $11,329      $ 10,967        $179,901
                                             ========    =======    =======     =========       =========
Year ended July 31, 1994:
  Sales to unaffiliated customers.........   $161,024    $64,634    $30,183                      $255,841
  Transfers between geographic areas......     18,965        159        128      $(19,252)
                                             --------    -------    -------    ------------    ------------
  Net sales...............................   $179,989    $64,793    $30,311      $(19,252)       $255,841
                                             ========    =======    =======     =========       =========
  Operating income........................   $ 20,318    $ 7,605    $ 2,091      $   (539)       $ 29,475
                                             ========    =======    =======     =========       =========
  Identifiable assets.....................   $112,161    $26,921    $11,855      $ 51,572        $202,509
                                             ========    =======    =======     =========       =========
Year ended July 31, 1995:
  Sales to unaffiliated customers.........   $185,123    $88,723    $40,516                      $314,362
  Transfers between geographic areas......     20,975        197        100      $(21,272)
                                             --------    -------    -------    ------------    ------------
  Net sales...............................   $206,098    $88,920    $40,616      $(21,272)       $314,362
                                             ========    =======    =======     =========       =========
  Operating income........................   $ 27,693    $12,509    $   545      $   (162)       $ 40,585
                                             ========    =======    =======     =========       =========
  Identifiable assets.....................   $106,371    $36,586    $16,259      $ 70,789        $230,005
                                             ========    =======    =======     =========       =========

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

        Information with respect to operations located outside the United States which have been translated into U.S. Dollars are as follows.

                                                                        YEARS ENDED JULY 31,
                                                                   ------------------------------
                                                                    1993       1994        1995
                                                                   -------    -------    --------
                                                                           (IN THOUSANDS)
Current assets..................................................   $38,497    $41,702    $ 51,727
Other assets....................................................     3,949      4,833       8,805
Property, plant and equipment...................................     8,070      8,474      11,656
                                                                   -------    -------    --------
Total assets....................................................   $50,516    $55,009    $ 72,188
                                                                   =======    =======    ========
Current liabilities.............................................   $34,081    $38,645    $ 44,575
Long-term debt..................................................       492        590         763
Other liabilities...............................................       197         66         743
Stockholders' investment........................................    15,746     15,708      26,107
                                                                   -------    -------    --------
Total liabilities and stockholders' investment..................   $50,516    $55,009    $ 72,188
                                                                   =======    =======    ========
Net sales.......................................................   $77,203    $95,104    $129,267
                                                                   =======    =======    ========
W. H. Brady Co. equity in net income............................   $ 1,666    $ 5,470    $  7,385
                                                                   =======    =======    ========

8. NET INCOME PER COMMON SHARE

        Net income per common share is computed by dividing net income (after deducting the applicable Preferred Stock dividends and preferential Class A Common Stock dividends) by the weighted average Common Shares outstanding of 21,583,635 for 1993; 21,678,114 for 1994; 21,799,929 for 1995. The preferential dividend on the Class A Common Stock of $0.03 per share has been added to the net income per Class A Common Share for all years presented.

9. COMMITMENTS

        The Company has entered into various non-cancellable operating lease agreements. Rental expense charged to operations was $2,871,000 in 1993; $2,788,000 in 1994; $3,057,000 for 1995. Future minimum lease payments required under such leases in effect at July 31, 1995, are as follows (by fiscal year):

        1996..............................................................   $4,014,000
        1997..............................................................    3,231,000
        1998..............................................................    1,492,000
        1999..............................................................      641,000
        2000..............................................................      596,000
        Thereafter........................................................    1,439,000

10. SUBSEQUENT EVENTS (UNAUDITED)

        On November 17, 1995, at a Special Meeting of Shareholders, the Company's shareholders approved a proposal to amend the Company's Restated Articles of Incorporation to increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 100,000,000 shares. Also on November 17, 1995, the shareholders approved, and the Board of Directors declared, a common stock dividend of two shares of Class A Common Stock on each outstanding share of Class A Common Stock and

                        W. H. BRADY CO. AND SUBSIDIARIES

  (INFORMATION PERTAINING TO THE NINE MONTHS ENDED APRIL 30, 1995 AND 1996 IS
                                   UNAUDITED)

Class B Common Stock. The common stock dividend was paid on December 15, 1995, to shareholders of record at the close of business on December 1, 1995. Accordingly, net income per share amounts, dividends per share and weighted average shares included in the accompanying consolidated financial statements have been adjusted to reflect the common stock dividend.

        Effective November 15, 1995, the Company acquired the common stock of TechPress II Limited located in Middlesex, England, a marketer of printing and labeling systems, for cash of $4,277,000 and a payable of $389,000. Effective January 2, 1996, the Company acquired the common stock of The Hirol Company located in Fort Lauderdale, Florida, a manufacturer of die-cut parts for the electronic, telecommunications and medical testing markets, for cash of $10,800,000. The purchase prices of these acquisitions are subject to change based on the final determination of net worth of the respective companies.

        On April 8, 1996, the Company completed its acquisition of Varitronic Systems, Inc. for cash of approximately $40.7 million. Varitronic Systems, Inc. manufactures and markets supply-consuming lettering, labelling, signage and presentation systems and supplies.

        The above acquisitions have been accounted for using the purchase method of accounting and, accordingly, the results of operations have been included since the dates of acquisition in the accompanying financial statements. The pro forma results assuming the acquisitions had been consummated as of the beginning of the periods presented are not significant.

             ------------------------------------------------------
             ------------------------------------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
Prospectus Summary....................     4
Risk Factors..........................     7
Recent Developments...................     8
Price Range of Class A Common Stock
  and Dividend Policy.................    11
Selected Consolidated Financial
  Information of the Company..........    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........    13
Business..............................    17
Management............................    24
Principal and Selling Shareholders....    26
Description of Capital Stock..........    28
Underwriting..........................    31
Legal Matters.........................    32
Experts...............................    32
Index to Consolidated Financial
  Statements..........................    33

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                3,125,000 SHARES
                              [W.H. BRADY LOGO]

                               CLASS A NONVOTING
                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                              A.G. EDWARDS & SONS,
                                      INC.

                               PIPER JAFFRAY INC.
                                            , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        SEC Filing Fee.....................................................   $ 24,940
        NASD Fee...........................................................      7,733
        Printing and Engraving Expense.....................................     50,000
        Legal Fees.........................................................     80,000
        Blue Sky Expenses (including fees of counsel)......................     10,000
        Accounting Fees....................................................     60,000
        Miscellaneous Fees and Expenses....................................     17,327
                                                                              --------
             Total.........................................................   $250,000
                                                                              ========

Except for the SEC filing fee and the NASD fee, all expenses are estimated. All expenses will be paid by the Selling Shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company is incorporated under the Wisconsin Business Corporation Law (the "WBCL").

        Article IX of the Company's ByLaws specifies that the Company shall indemnify each of its directors and officers and other agents and employees against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of claims or litigation or threats thereof to which they are subject by reason of their status, with limited exceptions, including an exception for liabilities in respect of personal injuries or deaths.

        Under Section 180.0851(1) of the WBCL, the Company is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of the Company, unless it is determined that he or she breached or failed to perform a duty owned to the Company and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Company's Articles of Incorporation, Bylaws, any written agreement or a resolution of the Board of Directors or shareholders.

        Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections
180.0850 to 180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

        Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(1) referred to above.

        Under Section 180.0833 of the WBCL, directors of the Company against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

        In addition, officers and directors of the Company are insured, under a policy of insurance paid for by the Company, under certain circumstances for certain liability and expenses.

ITEM 16. EXHIBITS.

        See "Exhibit Index," following the signature page hereof, which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

(A) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C)     The undersigned registrant hereby undertakes that:

             (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MILWAUKEE, STATE OF WISCONSIN, ON MAY 21, 1996.

                                        W.H. BRADY CO.

                                        By:          /s/ Katherine M. Hudson

                                            ------------------------------------
                                            Katherine M. Hudson
                                            President and Chief Executive
                                               Officer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Katherine M. Hudson, Donald P. DeLuca and Peter J. Lettenberger, or any of them, his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents, in connection therewith, with the Securities and Exchange Commission and any state of the United States, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                  TITLE                          DATE
- -----------------------------------                    -------                     -------------
      /s/ K. M. Hudson                President, Chief Executive Officer and       May 21, 1996
- -----------------------------------   Director
          K. M. Hudson
      /s/ R. A. Bemis                 Director                                     May 21, 1996
- -----------------------------------
          R. A. Bemis
      /s/ W.H. Brady, III             Director                                     May 21, 1996
- -----------------------------------
          W. H. Brady, III
      /s/ R.C. Buchanan               Director                                     May 21, 1996
- -----------------------------------
          R. C. Buchanan
      /s/ D.P. DeLuca                 Senior Vice President, Treasurer,            May 21, 1996
- -----------------------------------   Assistant
          D. P. DeLuca                Secretary and Director
      /s/ F. W. Harris                Director                                     May 21, 1996
- -----------------------------------
          F. W. Harris

             SIGNATURE                                  TITLE                          DATE
- -----------------------------------                   ---------                    -------------
      /s/ P. J. Lettenberger          Secretary and Director                       May 21, 1996
- -----------------------------------
          P. J. Lettenberger
      /s/ E.B. Lurie                  Director                                     May 21, 1996
- -----------------------------------
          E. B. Lurie
      /s/ G. R. Nei                   Director                                     May 21, 1996
- -----------------------------------
          G. R. Nei
      /s/ R. D. Peirce                Director                                     May 21, 1996
- -----------------------------------
          R. D. Peirce

                                 EXHIBIT INDEX

 1.1    Underwriting Agreement (to be filed by amendment)
 4.1    Articles of Incorporation
 5.1    Opinion of Quarles & Brady regarding legality of securities
23.1    Consent of Deloitte & Touche LLP
23.2    Consent of Coopers & Lybrand L.L.P.
23.3    Consent of Quarles & Brady (see Exhibit 5.1)
24.1    Power of Attorney (see signature page)